08002894

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hanfeng Evergreen Inc.

*CURRENT ADDRESS 8 King Street East, Suite 838
Toronto, Ontario
Canada M5C 1B5

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 02 2008
THOMSON REUTERS

ILE NO. 82- 35202 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/29/08

082-35202

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12-31-07

HANFENG EVERGREEN INC.

Annual Information Form

dated

March 27, 2008

TABLE OF CONTENTS

Unless otherwise indicated or the context otherwise requires, references to the "Company" in this Annual Information Form refer to Hanfeng Evergreen Inc., while references to "Hanfeng", "we", "us" and "our" refer to the Company together with its subsidiaries. Unless otherwise stated, information is presented as at December 31, 2007.

Unless otherwise indicated, all references to "$" or "dollars" in this Annual Information Form refer to the Canadian dollar. The exchange rate used herein for conversion of Chinese Renminbi ("RMB") to Canadian dollars is 7.3910RMB = $1.00 as of December 31, 2007.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect the Company's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the preceding sections, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Hanfeng's control, affect the operations, performance and results of Hanfeng and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include those disclosed herein under "Risk Factors", including the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where Hanfeng operates, in particular in China; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the greening industry; technological change; currency value fluctuation and changes in foreign exchange restrictions; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China; Hanfeng's success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. See "Risk Factors". The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made. Readers are cautioned not to put undue reliance on forward-looking statements.

I. CORPORATE STRUCTURE

A. NAME, ADDRESS AND INCORPORATION

Hanfeng Evergreen Inc. (the "Company") was formed by Articles of Amalgamation dated June 1, 2003 under the laws of the Province of Ontario on the amalgamation of McVicar Minerals Ltd. ("McVicar Minerals") and Hanfeng Evergreen Inc. ("Old Hanfeng").

The Company's registered and head office is located at 8 King Street East, Suite 838, Toronto, Ontario, Canada, M5C 1B5.

Old Hanfeng was formed by Articles of Incorporation dated October 22, 2002 under the laws of the Province of Ontario. McVicar Minerals was formed by Articles of Incorporation dated December 6, 1996 under the laws of Canada under the name 3324869 Canada Ltd. Pursuant to Articles of Amendment dated February 14, 1997, 3324869 Canada Ltd. changed its name to McVicar Minerals Ltd. McVicar Minerals continued its articles under the laws of the Province of Ontario pursuant to Articles of Continuance dated May 21, 2003.

B. INTERCORPORATE RELATIONSHIPS

The following diagram sets out the current corporate structure of Hanfeng as at the date of this report:


Hanfeng Evergreen Inc. (Ontario)
31.67%
100%
100%
51%
100%
100%
Hanfeng Slow-Release Fertilizer (Jiangsu) Co., Ltd. (China)
Hanfeng Slow-Release Fertilizer (Heilongjiang) Co., Ltd. (China)
Hanfeng Evergreen Nigeria Ltd. (Nigeria)
Hanfeng Slow-Release Fertilizer (Canada) Co., Ltd. (Ontario)
Hanfeng Slow-Release Fertilizer (Investment) Co., Ltd. (Hong Kong)
Hanfeng Slow-Release Fertilizer (Shanghai) Co., Ltd. (China)
68.33%
50%
50%
Hanfeng Slow - Release Fertilizer (Shanxi) Co. Ltd. (China)
Hanfeng Slow - Release Fertilizer (Anhui) Co. Ltd. (China)
***

A brief description of each subsidiary is provided below:

- **Hanfeng Slow-Release Fertilizer (Shanghai) Co., Ltd.** – Headquarter of Hanfeng China operations. The slow-release blending plant formerly located on the Shanghai site was modified and relocated. As a result, overall blending capacity was expanded to two sites, one in Jiangsu in the fourth quarter of 2006 and another in Heilongjiang in the first quarter of 2007. In January 2006, Hanfeng purchased the 5% minority interest, and this entity became a wholly owned subsidiary of Hanfeng thereafter. In late 2007, its R&D major assets were also moved to Hanfeng's production sites.

- **Hanfeng Slow-Release Fertilizer (Jiangsu) Co., Ltd.** – Acquired property in 2004 to build the first sulphur coated urea ("SCU") plant in China in Jiangsu province. The Jiangsu location currently operates three fertilizer plants on the same site: a SCU slow-release fertilizer plant, a nitrogen, phosphate, and potassium ("NPK") prill tower fertilizer plant, and a slow-release fertilizer blending plant.

  In 2007, Jiaxing Hanfeng Slow-Release Fertilizer Co., Ltd. (established in 2004 as a potential site for fertilizer plant in Jiangsu province) was merged into Hanfeng Slow-Release Fertilizer (Jiangsu) Co., Ltd.

- **Hanfeng Slow-Release Fertilizer (Heilongjiang) Co., Ltd.** – Established in 2005 and acquired a NPK fertilizer plant in Heilongjiang province, along with administrative and warehouse buildings, land use rights, and proprietary slow-release technology. The site currently operates the NPK plant, a blending facility, a NPK prill tower fertilizer plant, and a sulphur polymer coating plant.

  As at January 1, 2008, Dalian Hanfeng Eco-technologies Co., Ltd was merged into Hanfeng Slow-Release Fertilizer (Heilongjiang) Co., Ltd. (Dalian Hanfeng originally carried on Hanfeng's landscaping and nursery businesses. The nursery business was sold in January 2006 after the sale of related assets and inventories, and the landscaping business was discontinued in May 2006.)

- **Hanfeng Evergreen Nigeria Limited** – Established in December 2006 to facilitate Hanfeng's transaction with the Nigerian government for fertilizer importation to the country. There have been no significant activities to date.

- **Hanfeng Slow-Release Fertilizer (Shanxi) Co., Ltd.** – 50/50 joint venture ("JV") established in October 2007 between Hanfeng and a local urea producer in Shanxi Province, China to build and operate a SCU production facility. Its construction is expected to be completed in April 2008.

- ***** Hanfeng Slow-Release Fertilizer (Anhui) Co., Ltd.** – Hanfeng entered into a 50/50 JV agreement in November 2007 with a local urea producer in Anhui province, China to build and operate a SCU production facility. As of the current date, the business license is undergoing the Chinese authority's approval process.

- **Hanfeng Slow-Release Fertilizer Investment Co. (Hong Kong), Ltd.** - established in November 2007 as a holding company for future business needs.

- **Hanfeng Slow-Release Fertilizer (Canada) Co., Ltd.** – Established in April 2007 to explore new SCU new projects and joint venture opportunities in China. See "Material Contracts".

II. BUSINESS OF THE COMPANY

A. COMPANY OVERVIEW

1. Description

Hanfeng is the largest provider of slow and controlled release fertilizers in China. Hanfeng was the first to introduce low-cost slow and controlled release fertilizers into China's agriculture market with the establishment of the first commercial scale slow-release fertilizer production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares are listed and trade on the Toronto Stock Exchange. Hanfeng has over 600 full-time employees led by an experienced management team based in both China and Canada.

After ten years of building a successful landscaping and nursery business in China, Hanfeng transitioned in 2006 to focus solely on being a producer of slow and controlled release fertilizer. The slow and controlled release fertilizer business has greater requirements for capital, technology, management expertise, and China market expertise which are all core competencies of Hanfeng. The Company believes that it can provide a superior return on investment as a slow and controlled release fertilizer producer. Accordingly, Hanfeng sold its nursery business and assets in January 2006 and discontinued its landscaping business in May 2006 to focus on the expansion of its fertilizer business, compared with its three business lines in 2005: slow and controlled release fertilizers, nursery and landscaping.

Hanfeng's rapid, profitable growth has been the result of a focused strategy capitalizing on its first-mover advantage in the slow and controlled release fertilizer industry. The first step in this strategy was to establish low-cost production facilities in two prime agricultural areas of China in order to build regional advantages.

In the northeast region, also known as China's "corn-belt", Hanfeng has 4 plants with an annual production capacity of 450,000 tonnes. In the eastern region, the Company has 3 plants with a total of 250,000 tonnes per annum ("tpa") production capacity. Both regions feature strong sales teams that work together with the Company's R&D group to service the more than 250 accredited distributors and government agents who sell Hanfeng's fertilizer products. All plants in both regions are 100% owned by Hanfeng.

Hanfeng has invested its cash earnings, and additional financing through both debt and equity to fund its growth in the slow and controlled release fertilizer business. Since Hanfeng became public in mid-2003, its assets have grown from less than $27 million at the end of 2003 to $208 million by the end of 2007.

2. Recent Developments

In 2007, Hanfeng initiated its next phase of growth through its joint venture strategy whereby Hanfeng enters into 50/50 joint ventures with large urea producers to construct SCU plants at the urea producers' facilities. The strategy calls for plants to be constructed immediately next to the producer's urea finish line, significantly reducing the capital costs associated with the construction and installation of required infrastructure such as buildings, warehouses, underground connections, and heating systems, which are already in place. The urea producer guarantees the urea supplies for the joint venture and the SCU produced by the facility would be marketed through the producer's distribution channels in the province. In addition to providing Hanfeng a low cost method to expand its production base throughout China, such a joint venture also provides access to raw materials.

In early March 2008, Hanfeng announced its plan to expand its product distribution and fertilizer blending capabilities in China. Since establishing the first commercial scale slow and controlled release fertilizer production in China, demand for Hanfeng's products has outpaced output from the Company's rapidly growing production base. With the establishment of the National Standard for SCU and SCU blended products, using Hanfeng's SCU as the model, and the increased demand generated by more than three years of field trials with large-scale state-owned farms and provincial Academies of Agricultural Science in more than 20 provinces of China, Hanfeng proposes to expand its downstream capabilities.

Under its new planned distribution model, Hanfeng will select qualified regional distributors. The qualified distributors will be converted into Hanfeng's exclusive shops and managed directly by Hanfeng's regional managers. Hanfeng has selected five initial regions for the distribution expansion: Harbin, Heilongjiang Province; Beijing; Xi'an, Shaanxi Province; Weifang, Shandong Province, and Huizhou, Guangdong Province.

To support the product inventory requirements for this distribution model, Hanfeng plans to contract with qualified conventional fertilizer producers around the target regions, and contract with qualified manufacturers to blend conventional fertilizer with Hanfeng's supplied core slow-release material under Hanfeng's brand and its supervision. The finished products would be delivered directly to the Hanfeng sales centres and to the area distributors. Hanfeng anticipates that such a localized production structure would enable Hanfeng to adjust product types and distribution focus according to the market demand in a timely manner as well as save significantly on production and shipping costs.

Due to restricted supply as Hanfeng increased its production capacity, sales expansion previously was focussed on the immediate regions surrounding its facilities. With the expansion into distribution, Hanfeng has the opportunity to increase its sales tonnage and market share by leveraging the blending of its products with production from local producers. On average conventional fertilizer can be blended with approximately 10 to 30 percent of coated slow release fertilizers to provide the best economic return for farmers. This can leverage Hanfeng's current production capacity.

The Company expects to begin the roll out of its new distribution network in 2008 and the third party blending model in 2009. Hanfeng will fund the required additional working capital though a combination of internally generated cash flow and bank debt.

3. History

Hanfeng commenced operations through Dalian Hanfeng in 1996 by importing North American grass seeds and lawn care equipment to China. Hanfeng initially focused on customers in Dalian, where the municipal government was implementing a greening program to transform the city into a commercial centre with a western-style green urban landscape.

After establishing itself as the leading grass seed supplier in the city, Hanfeng began to build its own landscaping business. In addition to providing landscaping services, Hanfeng began supplying a broader range of greening products to third parties. In connection with its fertilizer imports, Hanfeng secured exclusive China and/or Asia Pacific Rim distribution rights for fertilizer products from several leading North American suppliers including Nu-Gro Corporation ("Nu-Gro", now an Agrium Inc. company) and Davey Tree Expert Company.

In an effort to reduce costs and enhance its product offering, Hanfeng began to transform itself from an importer to a manufacturer of greening products. As part of this strategy, in 2001 Hanfeng constructed its first nursery in Dalian, and later in other locations, to supply trees for its landscaping projects and for sales to third parties. In mid-2005, Hanfeng opened an Eco-Nursery in Dalian that was used to centralize Hanfeng's nursery R&D efforts and provide training programs for employees and customers. The nursery business was subsequently sold in January 2006, and the landscaping business was discontinued in May 2006.

After importing and marketing slow and controlled release fertilizers to support its previous business, Hanfeng opened its first fertilizer plant in April 2004 in Shanghai. The opening of the slow-release fertilizer blending plant reduced Hanfeng's costs, allowing it to expand slow and controlled release fertilizer sales from $500,000 in 2003 to $11.5 million in 2005. Hanfeng also opened the Shanghai Slow-Release Fertilizer Research and Development Center at the same site in Shanghai, with a mandate to support sales and develop specialty fertilizer technologies and products.

In January 2006, Hanfeng announced the buy-back of the 5% minority interest in its Shanghai subsidiary. This buy-back of the 5% minority interest from the Shanghai government elicited an additional two years (2006 and 2007) of full tax exemption for the Shanghai slow-release blending plant.

To achieve economies of scale, Hanfeng established two production facilities in China, one in Jiangsu and one in Heilongjiang province.

The table below sets out the detailed timeline of the starting time of new plants in the past two years.

Operation starting time	Designed capacity (tpa)	Plant name and location (100% owned by Hanfeng)
2nd quarter 2006	100,000	Jiangsu SCU plant
2nd quarter 2006	100,000	Heilongjiang NPK plant
3rd quarter 2006	100,000	Jiangsu NPK tower
4th quarter 2006	50,000 (increased from 20,000)	Jiangsu blending plant
1st quarter 2007	50,000	Heilongjiang blending plant
3rd quarter 2007	200,000	Heilongjiang tower plant
4th quarter 2007	50,000	Heilongjiang SCF plant (phase I)
March 2008	50,000	Heilongjiang P/SCF plant (phase II)
Total	**700,000**	**7 plants**

As at March 27, 2008 Hanfeng is operating seven wholly owned plants in two locations with a combined 700,000 tpa of design capacity.

In addition, Hanfeng also uses joint venture structures, of which there are currently two, to expand its production into different regions of China.

In August 2007, Hanfeng entered into a 50/50 joint venture agreement with Shanxi Fengxi Fertilizer Group Ltd. ("Fengxi") to build and operate a 50,000 tpa SCU production facility in Shanxi province in China. Fengxi is one of the largest nitrogen fertilizer producers in China. The initial phase of the SCU facility is under construction and expected to be completed in July 2008. The SCU facility's design will allow additional production capacity once the initial phase has been successfully tested and commissioned. Estimated gross cost for the initial phase is approximately 50 million RMB or $6.9 million.

In November 2007, Hanfeng entered into a second 50/50 joint venture agreement with Anhui Linquan Industry Chemical Co., Ltd. ("Linquan") to build and operate an SCU plant in Fuyang city, Anhui province in China. The construction will start as soon as the business permit is received from the government authorities. The Phase I will be a 50,000 tpa of production capacity at a gross cost of approximately 50 million RMB or $6.6 million. Anhui is one of the largest agricultural provinces in China and Linquan is one of the most profitable chemical producers in Anhui province with more than 30 years of industry operating history and a well-established customer base and distribution network.

Significant field trials throughout China

In March 2006, Hanfeng signed a Letter of Intent for a program of field trials and marketing of its SCU fertilizer in China's main rice growing regions with the China National Hybrid Rice R&D Center, led by Dr. Yuan Longping, the "Father of Hybrid Rice". Dr. Yuan is widely recognized as a leader in the field of hybrid rice cultivation. Dr. Yuan has been mandated by the government of China to increase rice crop yield to 13.5 tonnes per hectare by 2010.

The results of two-year field trials in 20 provinces in China using Hanfeng's SCU and Dr. Yuan's hybrid rice were presented in January 2008 at the 7th International Symposium on the Eco-Industry & Sustainable Development. The field trials demonstrated that SCU, used in numerous regions, in varying soil conditions, and with various types of hybrid rice, generated higher crop yields while using less nitrogen. The field trials also demonstrated that SCU eliminated the need for multiple fertilizations, reduced the incidence of disease, and enhanced the quality of the rice crop. The results are significant in that they add further validation to Hanfeng's leading brand status and are expected to create added demand in the 20 provinces that were part of the field trials.

Strategic partnership

In April 2007, Hanfeng entered into an agreement with Agrium Advanced Technologies ("Agrium"), a business segment of Agrium Inc., and PetroChina Ningxia Petrochemical Company ("PetroChina"), a division of PetroChina Petrochemical Company, to further expand its slow and controlled release fertilizer business in the domestic market in China and into international markets, including North America. Hanfeng and Agrium agreed to work cooperatively to further the development of each company's slow and controlled release fertilizer business in new markets through joint development strategies, product selection, product research and development, field trials, and production and distribution. In connection with this alliance, Agrium agreed to subscribe for 11,959,000 common shares of Hanfeng, purchased for cash at $6.22 per share, representing an investment of approximately $74.4 million in Hanfeng. In addition, the existing exclusive licensing agreement in place regarding production technologies for sulphur-coated urea was amended, granting Hanfeng an exclusive, perpetual right to use the technology. Under the alliance, Agrium has an exclusive right to acquire 50% of Hanfeng's future SCU projects in China for a period ending in April 2009.

Also in April 2007, PetroChina purchased 1 million common shares of Hanfeng at a price of $6.22 per share, representing an investment of approximately $6.2 million in Hanfeng and approximately 1.6 percent of the outstanding shares. PetroChina and Hanfeng intended to set up a joint venture production of SCU plant on PetroChina's site in Ningxia, China. Due to internal issues at PetroChina, the joint venture agreement has not yet been completed.

Hanfeng products sets China Industry standards

In September 2007, China's National Products Standard Committee (the "Standard Committee") formally and unanimously approved the Chemical Industry Standards for Sulfur Coated Urea, as well as the standards for blended fertilizers where SCU is used. The standards were drafted by Hanfeng and endorsed by the National Quality Supervision & Test Center of Chemical Fertilizer after a two-year collaboration. Hanfeng was the only SCU producer that assisted the Standard Committee in establishing the country's standards to regulate the largest fertilizer industry in the world.

Other significant marketing programs

Hanfeng has continued to be very active hosting and attending national and international conferences and symposiums on issues related to slow-release fertilizer and the environment. In 2005 Hanfeng co-hosted the 10th Annual National Conference of Development & Applied Technologies of Specialty Fertilizers with the China Chemical Industry Association Fertilizer Committee (CCIAFC), the most important chemical fertilizer industry association in China. Hanfeng also became a founding member of the China Slow-Release Fertilizer Association in 2005, to assist in setting national industry standards for slow-release fertilizers in China. In 2006, Hanfeng joined the China Nitrogen Fertilizer Industry Association as a member of the Standing Committee alongside major China industry players like Sinochem Corp., CNOOC Ltd., and PetroChina Co. Ltd. Hanfeng held its 6th annual International Symposium on Eco-Industry & Sustainable Development in Ghent, Belgium in 2006, which was attended by a number of fertilizer industry experts from the European Union.

B. MARKETS, PRODUCTS AND SERVICES

The slow and controlled release fertilizer business, prior to the end of April 2004, was limited to the import of slow-release fertilizers from North America for distribution in China. In late April 2004, Hanfeng commenced production of its own slow and controlled release fertilizers in China. Hanfeng's fertilizer production-design capacity increased from 20,000 tpa in 2005 to 700,000 tpa, including 100,000 tpa blending capability to blend Hanfeng's own slow and controlled release fertilizers with other conventional fertilizers.

1. Slow and Controlled Released Fertilizers

Overview

In 2006, Hanfeng successfully completed the sale of its nursery and landscaping business in order to focus solely on the expansion of its slow and controlled release fertilizer business.

Slow and controlled release fertilizers are soluble fertilizers that release nutrients to plants over time, in contrast to water soluble conventional fertilizers which typically result in a large amount of the nutrient being lost to leaching and evaporation. With water soluble fertilizers, plants receive less than optimal nutrition, with a peak level of nutrients available at the time of application and decreasing amounts over the growth cycle.

The main advantages of slow and controlled release fertilizers are improved efficiency (fewer applications and less fertilizer required) and improved crop yields and quality (as the fertilizer is released when nutrients are required over time). In addition, slow and controlled release fertilizers result in reduced environmental damage from leaching of nutrients into water and gas emissions relative to conventional fertilizers. Because of continuing environmental concerns about nitrate pollution of ground and surface water caused by leaching and runoff of nitrogen fertilizers, the controlled release rates and non-leaching properties of slow and controlled release fertilizers are important environmental considerations. The main disadvantage of slow and controlled release fertilizers is their higher cost, as compared to conventional fertilizers.

While China is the world's largest consumer and producer of conventional fertilizers, its slow and controlled release fertilizer industry is still at an early stage of development. China's domestic fertilizer industry is fragmented with numerous small regional producers, many operating out-dated and inefficient equipment. There has been very little domestic production of slow and controlled release fertilizers and slow-release NPK fertilizers due to the higher cost and necessary technology to develop and produce effective, cost efficient products. Imported slow and controlled release fertilizers are too expensive to penetrate the China market to any significant extent. Hanfeng was the first to introduce the concept of low-cost slow and controlled release fertilizer into China's agriculture industry with the establishment of the first commercial scale slow-release fertilizer production in the country. To maintain its leading technological position, Hanfeng's Shanghai-based research and development and engineering teams have filed several patents in China.

Hanfeng focuses on combining its proprietary technology with single nutrient fertilizers (SCU) and compound fertilizers (NPK) to produce low-cost, slow and controlled release products. Hanfeng has the exclusive right to produce a high concentration urea-based compound fertilizer by tower granulation, which will target primarily the agriculture market. This fertilizer is of premium quality because of its uniform round shape and high concentration of nitrogen. Unlike fertilizer blended from separate materials, each compound granule contains a fixed ratio of nitrogen (N), phosphate (P) and potash (K), facilitating uniform application of all of the key nutrients. In addition, Hanfeng's compound NPK granules can achieve a nitrogen content of up to 57% in a 2:1:1 NPK ratio, a level previously unattained in a compound granule. Hanfeng can make slow release singular nutrient (such as SCU) and multiple nutrients (such as slow-release NPK). In December 2006, Hanfeng successfully commercialized its proprietary Urea Formaldehyde ("UF") and Methylene Urea ("MU") technologies with the tower granulation method to produce slow-release NPK.

Market for Slow and Controlled Release Fertilizers

Slow and controlled release fertilizers address growing market needs in the world's largest market for fertilizers. Increased demand for slow and controlled release fertilizers in China is being driven by macro-economic factors (such as increased energy demand and food consumption), environmental concerns, the urban greening movement and the need to modernize the agricultural sector. Due to the importance of the agricultural and fertilizer sector to the Chinese economy and social structure, there is strong government support for the increased use of slow and controlled release fertilizers, backed up by agriculture related tax reforms starting in 2004, and policies being implemented under the 11th Five Year Plan.

Demand for slow and controlled release fertilizers is increasing, as the Chinese government continues to increase its efforts to improve the domestic agricultural industry. In the 11th Five Year Plan, the government mandated a more scientific approach to fertilization that emphasizes efficiency, enhanced crop yields, reduced pollution, and conservation of natural resources such as natural gas, coal, and oil, which are utilized in the production of conventional fertilizers. Efficiency and enhanced crop yields are a significant focus as China has the largest annual agricultural output in the world, but only 7 percent of the arable land.

Hanfeng's slow and controlled release fertilizers address significant issues faced by the agriculture industry in China today. With a situation of small inefficient farms, low quality fertilizers, and low mechanization, China's agricultural industry is modernizing on a regional basis through consolidation and introduction of new technology and products. Hanfeng combines both slow-release technology and high nutrient NPK benefits into low-cost, high efficiency products that increase the crop yield, reduce the labour cost and environmental damage by controlling the amount of nutrient released into the soil.

As the Chinese middle-class and retired population have increasing disposable income, a consumer market for more green spaces, sporting venues, golf courses, home plants and gardens is emerging. Hanfeng expects the consumer market for slow and controlled release compound fertilizer in China to be a niche market, but given the size of China's population this niche could be significant.

Internationally, Hanfeng's low-cost, high quality products are competitive in the consumer and urban greening market. The Company is examining various strategies for extending its brand into these higher margin markets. Approximately 5.4 percent of Hanfeng's 2007 sales were to international markets. As production increases, the Company intends to dedicate a larger portion of its available capacity to this sector.

Competitive Conditions

While most fertilizer plants in China are small plants producing an average of 20,000 tonnes or less per annum, there has been a trend towards larger more efficient fertilizer production in China as the largely state owned industry is consolidating and a number of Sino-foreign joint ventures are in operation. While some of these plants produce NPK fertilizers, Hanfeng believes there is not any significant production of slow and controlled release fertilizers in China.

A number of international producers of slow and controlled release fertilizers have distributors in China, but have relatively low volumes due to the high prices of imported products in China, as a result of high production and transportation costs. Hanfeng believes that its strongest potential competitors are large well capitalized foreign producers of slow and controlled release fertilizers that could build production in China.

Distribution Methods

Hanfeng sells its products through a sales team of over 70 professionals that support more than 250 accredited distributors. The Company has adopted a strategy of supporting and servicing its distributors instead of competing with them. The alliance benefits Hanfeng as it reduces the cost of sales by utilizing the distributors infrastructure and networks. In addition to the multiple local distributors, Hanfeng has been successful in forming alliances with larger distributors, like the Heilongjiang Agriculture Company ("HAC"). HAC is the largest state-owned agricultural company and one of the most technically advanced operators in China. It has access to significant, well-established distribution networks, and supplies its own land and promotes fertilizer efficiency to other farms.

In March 2008, Hanfeng announced its plan to expand downstream into distribution throughout China. See "Company Overview – Recent Developments".

Intangible Properties

In order to maintain its competitive edge, Hanfeng established China's first non-government R&D facility in April 2004 in Shanghai, China's gateway to highly trained human resources and advanced technology. Staffed by some of China's leading fertilizer researchers and technicians, the R&D centre focuses on developing and patenting new technologies and improving existing technologies to provide value to the China market at a low cost of production, including exclusive China licenses for SCU and slow-release homogenous NPK fertilizers, as well as providing technical support and services to Hanfeng customers and distributors by conducting training programs, field trials and working with national and local scientific institutions, such as China National Hybrid Rice R&D Center. Hanfeng R&D center also works with major fertilizer companies and national policy making bodies to set fertilizer industry standards for slow and controlled release fertilizers.

In November 2004, Hanfeng signed an Exclusive Technology and Know-how License Agreement with Agrium (formerly Nu-Gro) (the "SCU License Agreement") covering China. The SCU License Agreement enabled Hanfeng to construct and operate its SCU plant in Jiangyan, Jiangsu province, China. Under the SCU License Agreement, Hanfeng is permitted to sell SCU products on a non-exclusive basis in China, as well as other parts of Asia. In April 2007, this agreement was revised with Agrium to allow Hanfeng to further expand the SCU business in China (see "Strategic Partnership" under the "History" section for details).

Hanfeng acquired an exclusive 10-year right to technology in March 2005 for the production of high-concentration urea-based compound fertilizer by tower granulation. This technology and related know-how was acquired from Shanghai Keyi Fertilizer Engineering Technology Center, a division of the Shanghai Research Institute of Chemical Industry, a Shanghai government entity. The technology was used for the construction of Hanfeng's 100,000 tpa design capacity NPK plant in Jiangsu province.

In March 2005, Hanfeng filed a patent in China for biodegradable resin-coated slow-release fertilizer technology developed at Hanfeng's R&D centre. The patent covers proprietary coating materials as well as a process to produce resin-coated slow-release fertilizer products. The biodegradable properties of Hanfeng's proprietary resin materials will enable Hanfeng to offer slow-release fertilizer with better environmental qualities than existing resin-coated and polymer-coated products. Hanfeng commercialized this technology by constructing of a 50,000 tpa of polymer/sulfur coated compound fertilizer ("PSCF") plant at the end of February 2008.

The acquisition of the NPK plant in Heilongjiang province in April 2006 also included the acquisition of proprietary urease inhibitor slow-release technology and UF technology, both under China patent protection, which can add slow-release qualities to NPK products.

In December 2006, Hanfeng successfully commercialized its proprietary UF and MU technologies with the tower granulation method to produce slow-release NPK.

Hanfeng's tower granulation technology was further improved and modified when the 200,000 tpa tower was constructed in Heilongjiang. This tower can use various sources of nitrogen, and the granules produced from this technology meets the stringent quality requirement for further coating process. Hanfeng completed its 50,000 tpa sulphur coated compound fertilizer ("SCF") plant in late 2007.

2. Hanfeng's Landscape Design & Construction Business

This line of business was discontinued in May 2006.

3. Nursery Products

This line of business was discontinued at the end of 2005. In January 2006, Hanfeng's Eco-nursery and remaining nursery inventories were disposed. Hanfeng did not continue with the nursery business after the sale of these assets.

III. RISK FACTORS

There are a number of risk factors that could materially affect the business of Hanfeng, which include but are not limited to the risk factors set out below.

A. RISK ASSOCIATED WITH CHINA

Hanfeng's subsidiaries (the "Subsidiaries") carry on their business in China and Hanfeng derives all of its profit from the activities of the Subsidiaries. As such, Hanfeng's results of operations, financial position and prospects are subject to a significant degree to economic, political, social and legal developments in China.

The Chinese economy differs from the economies of most developed countries in a number of respects, including:

- its structure;
- the level of government involvement;
- the level of development;
- the control of foreign exchange; and

- the allocation of resources.

Before its adoption of reform and open door policies beginning in 1978, China was primarily a planned economy. Since that time the Chinese government has been reforming the economic system. Nonetheless, government policies relating to currency conversion, taxation, import restrictions and the trading of imported goods, among others, continue to have a significant impact on the overall economy, as does the presence of the government as a market participant as well as the market regulator. Many of the policy changes initiated since 1978 are unprecedented in China and experimental in nature, and are frequently refined and readjusted. Political and social factors may also lead to further refinements and readjustments. Any changes (i) in Chinese political, economic or social conditions; or (ii) to the current laws and regulations or their interpretation may adversely affect Hanfeng's profitability and prospects.

The Chinese government introduced macro-economic control measures in 2004 in order to try and control the rate of economic growth. Certain measures were put in place to restrict bank lending. There is no assurance that any of the macro-economic control measures already implemented and any that may be implemented in the future will not have an effect, whether direct or indirect, on the operations of Hanfeng. Such macro-economic control measures may have a general adverse impact on the Chinese economy that would, in turn, be likely to have an adverse impact on Hanfeng.

The following risk factors are risks unique to China that investors should be aware of.

1. Repatriation of Profit and Currency Conversion

Hanfeng earns all of its revenue in RMB. Under current regulations, there is no restriction on foreign exchange conversion on the current account, although any foreign exchange transaction on the capital account is subject to prior approval from the State Administration for Foreign Exchange ("SAFE"). However, even on the current account the RMB is not a freely convertible currency. The Subsidiaries may pay dividends to the Company or pay outstanding current account obligations in foreign exchange but must present the proper documentation to a designated foreign exchange bank in order to do so. There can be no assurance that the availability of foreign currency will be sufficient for the Subsidiaries to pay dividends to the Company or to satisfy their other foreign currency obligations. There is also no guarantee that foreign exchange control policies will not be changed so as to require government approval to convert RMB into foreign currency on the current account. In addition, failure to obtain approval from SAFE for currency conversion on the capital account may impact on Hanfeng's capital expenditure plans and its ability to expand in accordance with its wishes and objectives.

2. Shareholder's Rights and Enforcement of Judgments

As Chinese legal entities, the Subsidiaries are subject to Chinese company law and regulations. Company law in general and, in particular, provisions for the protection of shareholder's rights and access to information are less developed than those applicable to companies in other countries. Substantially all of Hanfeng's assets, through the Subsidiaries, are located in China. China does not have a treaty with Canada providing for the reciprocal recognition and enforcement of judgments of courts and as such, recognition and enforcement in China of judgments of a Canadian court in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Although the rights of minority shareholders in the Company would be protected in Canada, judgments rendered against the Company and/or the Subsidiaries would likely not be enforceable in China.

3. Legal System

The PRC legal system is based on written statutes that are often incomplete or drafted ambiguously. Prior court decisions may be cited for reference, but have limited precedential value. There are a limited number of written decisions of the courts available in any event. The body of corporate law that has been developed in China is relatively new. Because of these factors, interpretation and enforcement of these laws involves uncertainties. In addition, many judges in the PRC take a pragmatic view of the law and seek to resolve problems without necessarily enforcing the legal rights of aggrieved parties.

4. Protection of Intellectual Property Rights

Intellectual property rights in China are still developing, and there are uncertainties involved in their protection and the enforcement of such protection. Hanfeng will need to pay special attention to protecting its intellectual property and trade secrets. Failure to do so could lead to the loss of a competitive advantage that could not be compensated by a damages award.

5. Permits and Business Licenses

The Subsidiaries hold various permits, business licences and approvals authorizing their operations and activities, which are subject to periodic review and reassessment by the Chinese authorities. Standards of compliance necessary to pass such reviews change from time to time and differ from jurisdiction to jurisdiction, leading to a degree of uncertainty. If renewals, or new permits, business licenses or approvals required in connection with existing or new facilities or activities, are not granted or are delayed, or if existing permits, business licenses or approvals are revoked or substantially modified, Hanfeng could suffer a material adverse effect. If new standards are applied to renewals or new applications, it could prove costly to Hanfeng to meet any new level of compliance.

6. Appropriation

The Subsidiaries have purchased certain land use rights in China. Under Chinese law, land use rights can be revoked and the tenants forced to vacate at any time when re-development of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent.

B. TAX PRACTICES

Hanfeng pays income taxes based on a combination of local and federal tax incentives. There can be no guarantee that this favourable tax treatment will continue following the applicable exemption periods, or at all. Effective January 1, 2008, China has officially removed tax incentives provided to foreign invested enterprises and has created a unified tax rate for both foreign companies (such as Hanfeng) and private Chinese companies. However a five year transition period has been introduced. Hanfeng received approvals from the tax authorities specifying the transition rules for its Heilongjiang and Jiangsu entities, which are Hanfeng's two main production facilities in China. The most recent approval also confirmed Hanfeng's high-tech status for both locations. As the new adoption will be implemented gradually, a complete understanding of such reform may form over time and is subjected further interpretive rules to be issued by the Chinese authorities. This could create uncertainty related to tax matters for Hanfeng.

C. RISKS ASSOCIATED WITH EXPANSION

The success of Hanfeng's expansion strategy will depend on a number of factors. There can be no assurance that Hanfeng will be able to achieve planned growth. There can be no assurance that Hanfeng's expansion strategy will be successful, that modifications to its strategy will not be required or that Hanfeng will be able to effectively market and/or manage and enhance profitability. Hanfeng may experience periods of rapid growth including increased staffing levels. Such growth could place a significant strain on its management, operational, financial and other resources. Hanfeng's ability to manage its growth effectively will require it to develop its management information systems capabilities and improve its operational and financial systems. Moreover, Hanfeng will need to train, motivate and manage its employees and attract senior managers and technical professionals. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with Hanfeng's business could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

Hanfeng has targeted the slow and controlled release fertilizer market in China as a new focus for its business. There can be no assurance that this market will develop and, given Hanfeng's limited experience and operating history in this market, that Hanfeng's investment and efforts in this market will be successful. As a result, not all production capacity may be utilized or sold. Failure to succeed in the slow and controlled release fertilizer market in China may adversely affect Hanfeng's future business, financial condition and operating results.

D. MATERIALS AND PRODUCT PRICE VOLATILITY

Various commodity raw materials are used in the products manufactured by Hanfeng. Commodity prices are subject to volatile price changes resulting from a variety of factors including international economic trends, global and regional demand, interest rates and global and regional consumption patterns. Accordingly, Hanfeng is exposed to market risk from fluctuating market prices of certain commodity raw materials. There is also a risk that market prices of other inputs required for Hanfeng's business, such as electricity and natural gas, may fluctuate, exposing Hanfeng to market risk. In addition, if temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors require Hanfeng to secure its raw materials or other inputs from other sources than its current supplier, there can be no assurance that Hanfeng will be able to do so on terms as favourable as its current terms or at all.

Hanfeng's financial performance is also linked to the selling prices of its products. Historically, prices for fertilizer products have been volatile. The price at which Hanfeng sells its slow and controlled release fertilizer products and other products could fall or fluctuate unpredictably in the event of changes in industry supply and demand conditions. Hanfeng is not able to predict future market conditions and selling prices of its products with any certainty. Any price volatility in raw materials, other inputs, or in Hanfeng products may have a material adverse effect on Hanfeng's business results of operations, cash flow and its ability to satisfy its debt obligations and capital expenditure requirements. There is a potential risk that the Chinese government may impose price controls on Hanfeng's products, which could have a material adverse effect on Hanfeng's results of operations.

E. FUTURE CAPITAL REQUIREMENTS/CHINESE MONETARY POLICY

Hanfeng's future capital requirements will depend upon many factors, including the expansion of its sales and marketing efforts and the status of competition, if any. There can be no assurance that any additional financing will be available to Hanfeng on acceptable terms, or at all. Lending may be obtained from Canadian banks, Chinese banks or other debt markets.

The Company has loans outstanding, including revolving credit facilities subject to annual renewal. There is no assurance that the Company's business will generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, in which case the Company may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. There is no assurance that renewal of the revolving line of credit or obtaining additional financing, refinancing or asset disposals could be effected, if at all, on satisfactory terms. This could materially adversely affect the Company's financial position.

Although Chinese banks are in the midst of reform, the basis on which they can lend money is not transparent and they do not often lend money to foreign invested enterprises. Obtaining financing from a Chinese bank will, to a certain extent, involve leveraging personal relationships. There is no guarantee that Hanfeng will have the right relationships if and when it requires further financing. Recently the Chinese government has articulated the need to try and control the rate of economic growth in China and has set out stricter lending policies. This too could affect Hanfeng's ability to obtain future bank financing.

If additional funds are raised by issuing equity securities, further dilution to the existing stockholders may result. If adequate funds are not available, Hanfeng may be required to delay, scale back or eliminate its programs. Accordingly, the inability to obtain such financing could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

F. COMPETITION

Hanfeng expects to encounter competition from other entities having a business objective similar to its own. Many of these entities are well established and have extensive experience in connection with identifying and effecting business acquisitions directly or through affiliates. Many of these competitors possess greater financial, technical, personnel and other resources than Hanfeng and there can be no assurance that Hanfeng will have the ability to compete successfully. Competitors may introduce technological innovation in Hanfeng's business, resulting in increased competitive pressures. Hanfeng's financial resources will be relatively limited when contrasted with those of many of their competitors. Although Hanfeng's projections assume that the industry will generate competition, there can be no assurances on how any level of competition may impact the future revenues of Hanfeng. China can be a fiercely competitive market and small price differentials between otherwise competitive goods and services can make an enormous difference to the consumer.

G. WEATHER CONDITIONS AND NATURAL DISASTERS

Weather conditions affect the demand for Hanfeng's products and the availability of raw materials and other inputs. For example, weather conditions such as floods, drought or frost can cause crop failures which in turn affect the demand for fertilizer and seeds. The occurrence of any such event may adversely affect Hanfeng's business, financial condition and results of operations.

H. MARKETING AND DISTRIBUTION EXPERTISE AND DEPENDENCE ON THIRD PARTIES

Achieving market success will require substantial marketing efforts and the expenditure of significant funds to inform potential customers, including third party distributors, of the distinctive characteristics and benefits of Hanfeng's products and services. Hanfeng's long-term success may also depend, to a significant extent, on its ability to expand its present internal marketing organization. Hanfeng will, among other things, have to attract and retain experienced marketing and sales personnel. No assurance can be given that Hanfeng will be able to attract and retain qualified or experienced marketing and sales personnel or that any efforts undertaken by such personnel will be successful.

I. CREDIT RISKS

To the extent that customers delay, reduce or cancel orders or are unable or refuse to pay for products and services purchased from Hanfeng in a timely fashion or at all, Hanfeng's business, financial condition and results of operations could be adversely affected.

J. FOREIGN EXCHANGE RISK

As Hanfeng reports financial results in Canadian dollars but earns its revenue in RMB, growth rates reported in Hanfeng's financial statements could be negatively impacted by an increase in the Canadian dollar relative to the RMB.

On July 21, 2005, the Chinese government announced the revaluation of RMB, increasing its value by approximately 2.1% against the US dollar and moving the peg from the US dollar to a basket of currencies. Such a change is believed to be generally positive for Hanfeng since all revenues are earned in RMB and most of its assets are held in RMB.

As Hanfeng's production volume increases in China, it is expected that more revenue from outside of China will be generated in the future. The appreciation of RMB against the US dollar may have a negative impact on such revenues.

K. RELIANCE ON THE CHINESE MARKET

Currently most of Hanfeng's products and services are sold in China, and it is anticipated that this will continue to be the case. Any events resulting in an adverse impact on the Chinese economy will have an adverse effect on Hanfeng's profitability and prospects unless it is able to divert its sales to markets outside China.

L. SEASONALITY

Hanfeng is exposed to some seasonality risk due to factors including, but not limited to, the nature of its products, weather conditions, and the buying patterns of major customers. These potential seasonality factors should also be considered together with the growth of the business. While some factors are not within its control, Hanfeng can mitigate the risk by negotiating purchasing times with major customers and establishing a sales network across the country to cover different regions and weather conditions.

M. OPERATING PLANT RISK

Hanfeng's manufacturing plants are in the early stages of development and use, and have short operating histories. There is a risk that Hanfeng's manufacturing plants may not be profitable or successful. There can be no assurance that the production lines at Hanfeng's plant under construction will commence commercial operation on schedule or at all, or that Hanfeng's existing fertilizer plants will operate at planned operating capacity. There are many risks associated with operating facilities, including the ability to secure raw materials and components, utility prices, the failure or substandard performance of equipment, hiring and maintaining a productive and reliable workforce, labour disputes, natural disasters, suspension of operations and compliance with existing and new governmental statutes, regulations and policies. The occurrence of material operational problems, including but not limited to the events described above, could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

N. DEPENDENCE ON KEY PERSONNEL

Due to the specialized and sophisticated nature of Hanfeng's business, it is highly dependent on the continued service of, and on its ability to attract and retain, qualified technical, marketing and managerial personnel, particularly highly skilled fertilizer and equipment engineers and technicians involved in the development of new products and processes and test technicians involved in the quality of existing products. This is a particular concern in China for a number of reasons. First, intellectual property rights are not as well protected or highly valued in China as in other countries, and it is not uncommon for employees to take trade secrets and confidential information with them to new employers. This could have an adverse impact on Hanfeng's competitiveness. Second, when senior managers quit or are terminated, it is not uncommon for the employees they supervised to leave with them, taking significant institutional knowledge. Finally, with the growth of China's economy has come new-found mobility for employees such that many employees switch jobs on a regular basis. Hanfeng will need to provide incentives to retain its key personnel and such incentives could decrease profit.

O. ENVIRONMENTAL REGULATION

Hanfeng's operations are subject to various environmental laws which regulate matters such as health, safety, treatment of waste and land use. Failure to comply with applicable laws, regulations and licensing requirements may result in enforcement actions thereunder. Penalties could include suspension or revocation of necessary licenses or permits, civil liability or the imposition of fines. The cost of compliance, remediation or liability could materially affect future operating results. Furthermore, the operational or financial impact of new or amended laws or regulations cannot be predicted and could have a material adverse impact on Hanfeng's financial condition and operating results.

P. KEY RELATIONSHIPS

To date, the success of Hanfeng has been, in part, dependent on personal and corporate relationships with government officials. The alteration or termination of these relationships could have an impact on the future success of Hanfeng.

Q. INTEREST RISK

Hanfeng is exposed to interest risk arising from its bank loans. Unfavourable changes in the applicable interest rate may result in an increase in interest expense.

R. INSURANCE

Hanfeng maintains property and casualty insurance on certain of its assets and directors and officers' liability insurance. However, not all risks are covered by insurance, and no assurance can be given that insurance will be consistently available or will be consistently available on an economically feasible basis. Hanfeng may also elect not to be insured against certain liabilities due to high premium costs or for other reasons. Furthermore, although Hanfeng maintains insurance against such claims and in such amounts it considers adequate in the circumstances, there can be no assurance that such insurance policies will be sufficient to cover each and every claim or loss involving Hanfeng. In the event Hanfeng was to suffer an uninsured loss, its business, financial condition and results of operations could be materially adversely affected.

S. SHARE PRICE VOLATILITY

The market price of the Common Shares is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in Hanfeng's operating results, announcements of technological innovations, changes in estimates or analysis by securities analysts, new contracts by Hanfeng, its competitors or their customers, government regulatory action, general market conditions and other factors.

IV. GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares issuable in series. As at December 31, 2007, there were 61,226,907 Common Shares outstanding, 730,000 unexercised options to purchase Common Shares, and no preference shares issued and outstanding. Note 11 to the Company's annual consolidated financial statements as at December 31, 2007 is hereby incorporated by reference.

A. COMMON SHARES

The holders of Common Shares are entitled to one vote per share at meetings of the shareholders of the Company, and to receive dividends if, as and when declared by the Board of Directors of the Company. Holders of Common Shares will participate, *pro rata*, to their holding of Common Shares, in any distribution of the assets of the Company upon its liquidation, dissolution or winding-up.

B. PREFERENCE SHARES

The preference shares may be issued from time to time in one or more series. The Board of Directors of the Company shall fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the shares of each series. The preference shares of each series rank on a parity with the preference shares of every other series and are entitled to preference over the Common Shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of the Company. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the preference shares of all series participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

V. DIVIDENDS

Since December 31, 2001, the Company has not paid any cash dividends. The Company does not currently have a policy with respect to the payment of dividends. For the foreseeable future, the Company anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future will depend on earnings, if any, and the Company's financial condition and such other factors as the directors of the Company consider appropriate.

VI. MARKET FOR SECURITIES

A. TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the Toronto Stock Exchange, under the symbol "HF". The following table sets forth information relating to the trading of the Common Shares for the periods indicated.

Month	High ($)	Low ($)	Close ($)	Volume (shares)
December 2007	14.81	12.01	14.60	3,006,545
November 2007	15.20	10.42	13.21	6,692,609
October 2007	15.55	13.26	15.19	6,369,927
September 2007	15.53	12.04	14.76	5,130,697
August 2007	14.31	9.66	12.49	8,664,127
July 2007	15.94	11.94	13.56	13,009,783
June 2007	12.19	10.21	12.00	5,080,547
May 2007	11.40	9.20	10.58	6,891,922
April 2007	10.47	8.06	9.51	7,627,608
March 2007	7.87	5.90	7.75	7,762,438
February 2007	6.47	5.24	6.06	5,433,571
January 2007	5.50	4.09	5.20	3,972,139

VII. DIRECTORS AND OFFICERS

The names and provinces and countries of residence of the directors and executive officers of the Company, positions held by them with the Company and their principal occupations for the past five years are as set forth below.

Name and Place of Residence of Directors and Executive Officers	Current Office with the Company	Principal Occupation(1)	Director Since
Robert J. Beutel Ontario, Canada	Director and Chairman of the Board	President, Oakwest Corporation Ltd. (investment holding company)	January 2005
Bill Boycott Alabama, USA	Director	President of Agrium Advanced Technologies	April 2007
Brian Hayward (2) Manitoba, Canada	Director	President, Aldare Resources	March 2008
Lei Li (5) Ontario, Canada	Director	Consultant to Hanfeng	March 2008
Andrew Mittag Alberta, Canada	Director	Senior Vice President, Corporate Development and Strategy, Agrium Inc.	April 2007
David Reburn(3) Ontario, Canada	Director	Consultant	June 2003

Name and Place of Residence of Directors and Executive Officers	Current Office with the Company	Principal Occupation[1]	Director Since
David Thomson[2] Ontario, Canada	Director	Retired executive	August 2005
Joanne Yan[3] British Columbia, Canada	Director	President, Red Dragon Resources Corporation (mining exploration company)	June 2004
Xinduo Yu Ontario, Canada	Chief Executive Officer & President	Chief Executive Officer and President of the Company	June 2003
Haiying Madeline Yu Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Company	
Ross McKee[4] Ontario, Canada	Corporate Secretary	Partner, Blake, Cassels & Graydon LLP (law firm)	

Notes:

(1) During the past five years each of the foregoing directors has been engaged in the principal occupation shown below his or her name, except as follows: prior to July 2006, Mr. Boycott was General Manager for Kenai Nitrogen Operations, and joined Agrium Inc. in June 2003; prior to June 2007, Mr. Hayward was the CEO of United Grain Growers Ltd. (agri-business); from December 2003 to October 2007, Ms. Li was executive vice president of Hanfeng; prior to December 2005, Mr. Mittag was President & CFO of Rockland Capital Partners, L.L.C. (private advisory firm); and prior to April 2003 was Vice President, Corporate Strategy & Development at TXU Corp. (electric company); prior to January 2008, Mr. Reburn was Director of Sales, Perfectly Natural Solutions Inc. (natural fertilizer company); Mr. Thomson was formerly President of Great West Life Properties until his retirement in 2004; prior to December 2005, Ms. Yan was Vice President and Corporate Secretary, Golden China Resources Corp. and Vice-President of its predecessor, APAC Minerals Inc., and prior to March 2006 was CFO and Director of Virtual China Travel Services Co. Ltd.; prior to 2003, Mr. Xinduo Yu was the sole director and officer of Dalian Hanfeng Evergreen Turf Technologies Co., Ltd..

(2) Member of the Company's Audit Committee.

(3) Member of the Company's Compensation Committee.

(4) Mr. McKee's law firm, Blake, Cassels & Graydon LLP, provides legal services to Hanfeng Evergreen Inc. in the ordinary course of its business, at its usual rates.

As at March 27, 2008 the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 13,206,474 Common Shares, representing 21.5 % of the total number of outstanding Common Shares.

Each director will hold office until the next annual meeting of shareholders or until they are removed or their successors are elected or appointed in accordance with applicable law and the by-laws of the Company.

VIII. MATERIAL CONTRACTS

On April 1, 2007, Hanfeng entered into an agreement with 2089259 Ontario Ltd. ("Agrium AT") (a wholly-owned subsidiary of Agrium Inc.), Oakwest Corporation Limited ("Oakwest") and Mr. Xinduo Yu, with the following material terms. Agrium AT subscribed for 11,959,000 common shares of Hanfeng, purchased for cash at $6.22 per share. Agrium AT will be entitled to maintain board representation proportionate to its ownership (currently two nominees). If Hanfeng issues shares in the future, Agrium AT will have the right to subscribe to maintain its proportionate interest in the Company. Each of Agrium AT and Mr. Yu have granted the other a right of first refusal if either wishes to sell their Hanfeng shares in any significant quantity over the five year period following the date of the agreement. Each of Agrium

AT and Mr. Yu have also agreed to a provision preventing either of them from acquiring more than 25 percent of the outstanding shares of Hanfeng, except pursuant to an offer for all shares. Oakwest, a company of which Robert Beutel, Hanfeng's Chairman, is a principal, also agreed to a provision not to increase its ownership beyond 5 percent for the two year period following the date of the agreement. Each of Mr. Yu and Oakwest agreed not to dispose of more than 25 percent of their shares without Agrium AT's consent, for five years from the date of the agreement in Mr. Yu's case and two years from the date of the agreement in Oakwest's case. Agrium AT and Hanfeng amended their existing exclusive licensing agreement in place regarding production technologies for SCU. Hanfeng granted Agrium AT an option to acquire 50 percent of Hanfeng Slow-Release Fertilizer (Canada) Co., Ltd., which option may be exercised by Agrium AT at any time between six and 24 months after the date of the agreement.

IX. TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent for its Common Shares is Equity Transfer & Trust Company at its principal offices in Toronto, Canada.

X. EXPERTS

The Company's audited consolidated financial statements for the financial years ended December 31, 2006 and 2007 were audited by KPMG LLP, Chartered Accountants.

XI. AUDIT COMMITTEE

A. COMPOSITION OF AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of the following directors:

David Thomson (Chair)
Andrew Mittag
Brian Hayward

The Board of Directors has determined that each of the Audit Committee members is independent and financially literate within the meaning of Multilateral Instrument 52-110 - *Audit Committees*.

B. RELEVANT EDUCATION AND EXPERIENCE

David Thomson

Mr. Thomson has more than 30 years of experience in real estate management and development, having served as President of Great West Life Properties from 1988 to 2004 and as the Vice President of Oxford Development Group prior to 1988. Mr. Thomson also has several years of government experience, including four years as Special Assistant to former Prime Minister, PierreTrudeau. Mr. Thomson holds a B.A. in Economics from the University of Alberta and an MBA from the University of Western Ontario. He has also attended continuing education seminars with the Institute of Corporate Directors. He brings to Hanfeng his knowledge of financial and debt markets as well as his expertise in managing projects and large organizations.

Andrew Mittag

Mr. Mittag has more than 25 years experience in corporate strategy and development, investment banking and commercial banking. He is currently Senior Vice President, Corporate Development and Strategy with Agrium Inc., a major retail supplier of agricultural products and services. Before joining Agrium, Mr. Mittag was President and Chief Financial Officer as well as co-founder of Rockland Capital Partners in Dallas, Texas. Prior to Rockland, Mr. Mittag led Corporate Strategy and Development for both TXU Corporation and Koch Industries. Mr. Mittag holds an MBA in Accounting and Finance from Columbia University.

Brian Hayward

Mr. Hayward brings more than 27 years of industry and public company experience to Hanfeng. After graduating from McGill University with an MSc in Agricultural Economics, Mr. Hayward joined United Grain Growers Ltd. ("UGG") where he took on progressively greater roles within the organization, including leadership of the company's international and domestic trading and transportation activities. In 1991, he became Chief Executive Officer of UGG and was pivotal in leading the 2001 merger forming Agricore United - a $4 billion merchandising company and Canada's largest farm services business. As Chief Executive Officer, Mr. Hayward led Agricore United until its acquisition by Saskatchewan Wheat Pool in June 2007. Mr. Hayward is a former Chair of the Winnipeg Commodity Exchange and a former Director of the Conference Board of Canada. Mr. Hayward is a graduate of the Directors College at McMaster University, holding the designation Chartered Director.

C. AUDIT COMMITTEE CHARTER

The text of the Audit Committee Charter is set out in Appendix "A" to this Annual Information Form.

D. PRE-APPROVAL POLICY

The Company has in place a pre-approval policy which provides for the Audit Committee's approval of any non-audit services to be rendered by the outside auditors. The Audit Committee is required to consider whether the provision of non-audit services is compatible with maintaining the outside auditors' independence, including, but not limited to, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the outside auditors to review any advice rendered by the outside auditors in connection with the provision of non-audit services.

E. External Auditor Service Fees

The Company paid the following fees to its external auditors for the periods indicated:

Audit Fees

Hanfeng will be paying $218,000 to its external auditor for the 2007 financial year audit. The total fees paid for the 2006 financial year audit was $180,000.

Audit-Related Fees

Hanfeng paid $164,500 to its external auditors for audit-related fees for the 2007 financial year and $99,081 for the 2006 financial year. Audit related fees consist of fees billed by the external auditor for assurance and related services that are reasonably related to the performance of the review of Hanfeng's financial statements and are not reported as "audit fees". These services included due diligence reviews in connection with offerings, research of accounting and audit-related issues, and miscellaneous assurance services.

Tax Fees

Hanfeng paid its external auditor $23,123 for tax return preparation service for the 2007 financial year.

Other fees

In 2007, Hanfeng paid nil other fees to its external auditor. Hanfeng paid $10,000 for the reorganization service provided by its external auditor in 2006.

XII. ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's management proxy circular for its most recent annual meeting of shareholders held on May 17, 2007. Additional financial information is provided in the Company's comparative financial statements for the financial year ended December 31, 2007, and management's discussion and analysis ("MD&A") of such financial results. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

APPENDIX A

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Hanfeng Evergreen Inc. (the "Company"). The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through:

1. overseeing management's conduct of the Company's financial reporting process and systems of internal accounting and financial controls;
2. monitoring the independence and performance of the Company's outside auditors; and
3. providing an avenue of communication among the outside auditors, management and the Board.

COMPOSITION

1. The Committee shall have at least three (3) members at all times, each of whom must be independent of management, as well the Company and each of its affiliates. A member of the Committee shall be considered independent if:
   a) in the sole discretion of the Board, it is determined that he or she has no relationship that may interfere with the exercise of his or her independent judgment; and
   b) he or she meets the applicable stock exchange or other regulatory requirements regarding the independence of audit committee members.
2. If any member of the Committee develops a "conflict of interest" (as that term is defined in an applicable stock exchange or other regulatory requirement), that member shall have an affirmative obligation to promptly disclose such relationship to the Board.
3. No member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company other than in connection with serving on the Committee or as a member of the Board.
4. All members of the Committee shall have a practical knowledge of finance and accounting and be able to read and understand fundamental financial statements or be able to do so within a reasonable period of time after appointment to the Committee.
5. At least one member of the Committee shall have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.
6. Each member of the Committee shall be appointed by the Board and shall serve until the earlier to occur of the date on which he or she shall be replaced by the Board, resigns from the Committee, or resigns from the Board.

MEETINGS

1. The Committee shall meet as frequently as circumstances dictate, but no less than four times annually. The Board shall name a chairperson of the Committee, who shall prepare and/or approve an agenda in advance of each meeting. A majority of the members of the Committee shall constitute a quorum. The Committee shall maintain minutes or other records of meetings and activities of the Committee.
2. The Committee shall, through its chairperson, report regularly to the Board following the meetings of the Committee, addressing such matters as the quality of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the outside auditors, the performance of the internal audit function or other matters related to the Committee's functions and responsibilities.

RESPONSIBILITIES AND DUTIES

The Committee's principal responsibility is one of oversight. The Company's management is responsible for preparing the Company's financial statements and the outside auditors are responsible for auditing and/or reviewing those financial statements.

While the Committee has the powers and responsibilities set forth in this charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements present fairly the financial position, the results of operations and the cash flows of the Company, in conformity with Canadian generally accepted accounting standard. This is the responsibility of management and the outside auditors. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditors' work.

The Committee's specific responsibilities are as follows:

General

1. The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall have unrestricted access to members of management and other employees of the Company, as well as all information relevant to the carrying out of its responsibilities.
2. The Committee shall, with the assistance of management, the outside auditors and legal counsel, as the Committee deems appropriate, review and evaluate, at least annually, the Committee's:
   a) charter;
   b) powers and responsibilities; and
   c) performance.
3. The Committee shall report and make recommendations to the Board with respect to the foregoing, as appropriate.
4. The Committee shall ensure inclusion of its then-current charter in the proxy statement for the Company's annual meetings of shareholders, in accordance with the regulations of the applicable stock exchange or other regulatory requirements.
5. The Committee shall prepare annual Committee reports for inclusion in the proxy statements for the Company's annual meetings, as required by the applicable stock exchange or other regulatory requirements.
6. The Committee shall, in addition to the performance of the duties described in this charter, undertake such additional duties as from time to time may be:
   a) delegated to it by the Board;
   b) required by law, a stock exchange or other regulatory authority; or
   c) deemed desirable, at the Committee's discretion, in connection with its functions described in this charter.
7. The Committee shall be empowered to retain, at the Company's expense, independent counsel, accountants or other advisors for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities. The Company will provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

Internal Controls and Risk Assessment

1. The Committee shall review annually, with management and the outside auditors, if deemed appropriate by the Committee, the effectiveness of or weaknesses in the Company's internal controls,

including computerized information system controls and security, the overall control environment and accounting and financial controls.

2. The Committee shall obtain from the outside auditors their recommendations regarding internal controls and other matters relating to the accounting procedures and the books and records of the Company.
3. The Committee shall establish procedures for:
   a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
   b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
4. The Committee shall review major financial risk exposures and the guidelines and policies which management has put in place to govern the process of monitoring, controlling and reporting such exposures.

Outside Auditors; Their Performance and Independence

1. The outside auditors are ultimately accountable to the Board and the Committee, as the representatives of the shareholders of the Company. The Committee shall evaluate and recommend to the Board the selection and, where appropriate, the replacement of the outside auditors. The Committee shall recommend to the Board the outside auditors to be proposed for shareholder approval in any proxy statement.
2. The Committee shall:
   a) confer with the outside auditors concerning the scope of their examinations of the books and records of the Company and its subsidiaries;
   b) review the scope, plan and procedures to be used on the annual audit, as recommended by the outside auditors;
   c) review the results of the annual audits and interim financial reviews performed by the outside auditors, including:
      (1) the outside auditors' audit of the Company's annual financial statements, accompanying footnotes and its report thereon;
      (2) any significant changes required in the outside auditors' audit plans or scope;
      (3) any material differences or disputes with management encountered during the course of the audit (the Committee to be responsible for overseeing the resolution of such differences and disputes);
      (4) any material management letter comments and management's responses to recommendations made by the outside auditors in connection with the audit;
      (5) matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees), relating to the conduct of the audit;
   d) authorize the outside auditors to perform such supplemental reviews or audits as the Committee may deem desirable; and
   e) obtain from the outside auditors assurance that they have complied with any applicable stock exchange or other regulatory requirements.
3. The Committee shall inquire into any accounting adjustments that were noted or proposed by the outside auditors but were "passed" as immaterial or otherwise.
4. The Committee shall inquire as to any matters that were referred to the outside auditors' national office relating to accounting policies and/or financial statement disclosure within the Company's financial statements and, to the extent deemed appropriate, request an opportunity to address such issues directly with a representative of such national office.
5. Pre-approval by the Committee shall be required with respect to the fees for all audit and other services performed by the outside auditors as negotiated by management.

6. The Committee's approval of any non-audit services to be rendered by the outside auditors must be obtained in advance of engaging the outside auditors to render such services. The Committee shall not approve the engagement of the outside auditors to render non-audit services prohibited by law or rules and regulations promulgated by an applicable stock exchange or other regulatory authority. The Committee shall consider whether the provision of non-audit services is compatible with maintaining the outside auditors' independence, including, but not limited to, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the outside auditors to review any advice rendered by the outside auditors in connection with the provision of non-audit services.
7. The Committee shall receive from the outside auditors on a periodic basis a formal written statement delineating all relationships between the outside auditors and the Company, regarding relationships and services, which may impact the objectivity and independence of the outside auditors, and other applicable standards. The statement shall include a description of all services provided by the outside auditors and the related fees. The Committee shall actively engage in a dialogue with the outside auditors regarding any disclosed relationships or services that may impact the objectivity and independence of the outside auditors and shall evaluate, after gathering information from management, and other Board members, the performance of the outside auditors and recommend that the Board take action to satisfy itself of the independence of the outside auditors.
8. The Committee shall establish written hiring policies for current and former employees of the outside auditors.
9. The Committee shall consider whether it is appropriate to adopt a policy of insisting upon the rotation of the outside auditors' lead audit partner or rotating the outside auditors on a periodic basis. Based upon its evaluation, the Committee shall take, or recommend that the Board take, appropriate action to monitor the independent status of the outside auditors.

Financial Reporting

1. The Committee shall review and discuss with the outside auditors and management the Company's audited annual financial statements that are to be included in the Company's annual report and the outside auditors' opinion with respect to such financial statements, including reviewing the nature and extent of any significant changes in accounting principles or the application of such accounting principles; and determine whether to recommend to the Board that the financial statements be included in the Company's annual report for filing with an applicable stock exchange or other regulatory authority.
2. The Committee shall review and discuss with the outside auditors and management, and require the outside auditors to review, the Company's interim financial statements to be included in the Company's quarterly reports prior to filing such reports with an applicable stock exchange or other regulatory authority. The Committee shall review and discuss:
   a) the existence of significant estimates and judgments underlying the financial statements, including the rationale behind those estimates as well as the details on material accruals and reserves and the Company's accounting principles;
   b) all critical accounting policies identified to the Committee by the outside auditors;
   c) major changes to the Company's accounting principles and practices, including those required by professional or regulatory pronouncements and actions, as brought to its attention by management and/or the outside auditors; and
   d) material questions of choice with respect to the appropriate accounting principles and practices to be used in the preparation of the Company's financial statements, as brought to its attention by management and/or the outside auditors.
3. The Committee shall review and discuss the Company's disclosure under "Management's Discussion and Analysis" included in any annual or quarterly report, or other report or filing filed with an applicable stock exchange or other regulatory authority.

4. The Committee shall discuss generally with management earnings press releases of the Company, as well as financial information and earnings guidance provided by the Company to analysts and rating agencies.
5. The Committee shall review and discuss with outside auditors any related party transactions and relationships that could enable the negotiation of terms on other than an independent, arms -length basis.
6. The Committee shall discuss with the outside auditors any item not reported as a contingent liability or loss in the Company's financial statements as a result of a determination that such item does not satisfy a materiality threshold. The Committee shall review with the outside auditors the quantitative and qualitative analysis applied in connection with such assessment of materiality, including, without limitation, the consistency of such assessment with the requirements.
7. The Committee shall review and consider other matters in relation to the financial affairs of the Company and its accounts, and in relation to the internal and external audit of the Company as the Committee may, in its discretion, determine to be advisable.
8. The Committee shall meet at least annually with management, and the outside auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

Compliance with Laws, Regulations and Policies

1. The Committee shall review with management actions taken to ensure compliance with any code or standards of conduct for the Company which may be established by the Board.
2. The Committee shall review with the Company's legal counsel any legal compliance matters, including securities trading practices and any other legal matters that could have a significant, adverse impact on the Company's financial statements.
3. The Committee shall review with the Company's counsel and others any federal, tax or regulatory matters that may have a material impact on the Company's operations and the financial statements, related Company compliance programs and policies, and programs and reports received from regulators, and shall monitor the results of the Company's compliance efforts.
4. The Committee shall periodically review the rules promulgated by the applicable stock exchange or other regulatory authority relating to the qualifications, activities, responsibilities and duties of audit committees and shall take, or recommend that the Board take, appropriate action to comply with such rules.

For immediate release

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

Hanfeng

TSX Symbol: HF

HANFENG TO PRESENT AT BMO 2008 GLOBAL FERTILIZER CONFERENCE

Toronto, ON, March 31, 2008 – Hanfeng Evergreen Inc. (TSX:HF) ("Hanfeng"), a leading producer of slow and controlled release fertilizers in China, today announced that Ms. Madeline Haiying Yu, Chief Financial Officer for Hanfeng will present at the BMO 2008 Global Fertilizer Conference in Toronto on April 2, 2008 at 12:30 p.m. ET. The conference will be web cast and available at the following link: http://www.bmocm.com/conferences/globalfertilizer2008/default.aspx

About Hanfeng Evergreen Inc.
Hanfeng is the largest producer of slow and controlled release fertilizers in China. It was the first company to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. www.hanfengevergreen.com

This press release contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about Hanfeng's business are more fully discussed in the Company's disclosure materials, including its annual information form and MD&A, filed with the securities regulatory authorities in Canada. All amounts are stated in Canadian dollars except for noted otherwise.

For more information please contact:
Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

For immediate release

Hanfeng

Hanfeng Evergreen Inc.
www.hanfengevergreen.com

TSX Symbol: HF

HANFENG ANNOUNCES NEW BOARD APPOINTMENTS

Toronto, ON, March 7, 2008 – Hanfeng Evergreen Inc. ("Hanfeng"), is pleased to announced that Brian Hayward and Lei Li have been appointed to the board of directors of Hanfeng effective immediately. Mr. Hayward and Ms. Li replace Graham Warren and Kim Oishi, who are leaving the board to pursue other ventures. David Thomson will assume Mr. Warren's position as chairman of the audit committee.

Mr. Hayward brings more than 27 years of industry and public company experience to Hanfeng. After graduating from McGill University with an MSc in Agricultural Economics, Mr. Hayward joined United Grain Growers Ltd. (UGG) where he took on progressively greater roles within the organization, including leadership of the company's international and domestic trading and transportation activities. In 1991, he became Chief Executive Officer of UGG and was pivotal in leading the 2001 merger forming Agricore United—a $4 billion merchandising company and Canada's largest farm services business. As Chief Executive Officer of Agricore United, Mr. Hayward led a team that grew shareholder value at a rate above that of the TSX benchmark index. Mr. Hayward is actively involved on several public and private company boards.

Ms. Li served as executive vice president of Hanfeng from 2003 to 2007 and has been working with Hanfeng since the company was first established in China in 1996. During her tenure with Hanfeng, Ms. Li helped the Company establish strategic business relationships with several major suppliers, including Nu-Gro of Ontario as well as playing a key role in developing the Company's domestic and international sales strategies. Ms. Li is a Director of the Canada China Business Council.

"On behalf of the board, I would like to welcome Brian and Lei to the board of directors of Hanfeng. Their experience will serve us well as we continue to expand our operations and markets in China and internationally," stated Robert Beutel, Chairman of Hanfeng. "We would also like to thank Graham and Kim for their significant contributions to Hanfeng's success. Their hard work and support over the years is greatly appreciated and we wish them the very best in their future endeavors."

About Hanfeng Evergreen Inc.
Hanfeng is the largest producer of slow and controlled release fertilizers in China. It was the first company to introduce the concept of slow and controlled release fertilizers into China's agriculture market with its establishment of the first commercial scale production in China. All production facilities are located in prime agricultural regions of China. The Company is headquartered in Toronto, Ontario and its shares trade on the Toronto Stock Exchange. www.hanfengevergreen.com

For more information please contact:
Madeline Haiying Yu, CA
Hanfeng Evergreen Inc.
Chief Financial Officer
Email: info@hanfengevergreen.com
Phone: (416) 368-8588

Kevin O'Connor
Genoa Management Ltd.
Investor Relations
Email: koconnor@genoa.ca
Phone: (416) 962-3300

Consolidated Financial Statements
(Expressed in Canadian dollars)

HANFENG EVERGREEN INC.

Years ended December 31, 2007 and 2006

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Hanfeng Evergreen Inc. as at December 31, 2007 and 2006 and the consolidated statements of income and retained earnings, comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 29, 2008

HANFENG EVERGREEN INC.

Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2007 and 2006

	2007	2006
Assets		
Current assets:		
Cash and cash equivalents (note 3)	$ 28,690	$ 2,104
Short-term investments (note 13)	21,000	316
Accounts receivable	13,474	5,394
Prepaid inventory and expenses (note 4)	45,227	11,636
Inventories (note 5)	15,491	9,555
	123,882	29,005
Deferred financing cost	–	294
Deferred development costs (note 6)	507	532
Intangible assets (note 7)	761	1,104
Construction in progress	216	16,679
Property, plant and equipment (note 8)	82,275	60,458
	$ 207,641	$ 108,072
Liabilities and Shareholders' Equity		
Current liabilities:		
Loans payable (note 13)	$ 26,383	$ 13,492
Accounts payable and accrued liabilities	4,251	2,897
Advance from customers	2,093	1,607
Income taxes payable	66	73
	32,793	18,069
Long-term debt (note 13)	–	4,874
Shareholders' equity:		
Share capital (note 14):		
Common shares	125,101	44,417
Contributed surplus (note 14)	1,058	1,024
Accumulated other comprehensive loss	(14,964)	(4,530)
Retained earnings (note 16)	63,653	44,218
	174,848	85,129
Commitments (note 20)		
	$ 207,641	$ 108,072

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Graham Warren" Director

"Robert Beutel" Director

HANFENG EVERGREEN INC.

Consolidated Statements of Income and Retained Earnings
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2007 and 2006

	2007	2006
Sales	$ 141,308	$ 59,849
Cost of goods sold	114,456	47,704
Gross profit	26,852	12,145
Expenses:		
Selling	3,288	582
General and administrative	3,077	2,356
Amortization	1,042	692
Loss (gain) on disposal of property, plant and equipment	(102)	61
Loss on debt retirement	282	184
Research and development (note 6)	393	603
Loss (gain) on foreign exchange	254	(20)
Stock-based compensation (note 14)	104	142
	8,338	4,600
Operating income	18,514	7,545
Interest income (expense)	826	(473)
Other income	95	–
Income from continuing operations	19,435	7,072
Income from discontinued operations (note 19)	–	829
Net income	19,435	7,901
Retained earnings, beginning of year	44,218	36,317
Retained earnings, end of year	$ 63,653	$ 44,218
Income per share from continuing operations (note 14):		
Basic	$ 0.34	$ 0.15
Diluted	0.34	0.15
Income per share from discontinued operations (note 14):		
Basic	–	0.02
Diluted	–	0.02
Income per share (note 14):		
Basic	0.34	0.17
Diluted	0.34	0.17

See accompanying notes to consolidated financial statements.

HANFENG EVERGREEN INC.

Consolidated Statements of Comprehensive Income
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2007 and 2006

	2007	2006
Net income	$ 19,435	$ 7,901
Other comprehensive income (loss):		
Income (loss) on translation of net foreign operations	(10,434)	3,170
Comprehensive income	$ 9,001	$ 11,071

See accompanying notes to consolidated financial statements.

HANFENG EVERGREEN INC.

Consolidated Statements of Changes in Shareholders' Equity
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2007 and 2006

	2007	2006
Common shares:		
Balance, beginning of year	$ 44,417	$ 32,776
Issuance of new shares	80,322	1,104
Exercise of warrants	129	7,910
Exercise of stock options	233	2,627
Balance, end of year	$ 125,101	$ 44,417
Contributed surplus:		
Balance, beginning of year	$ 1,024	$ 1,725
Stock-based compensation expense (note 14)	118	291
Transfer to common stock for stock options exercised	(70)	(843)
Reduction due to cancellation of non-vested stock options	(14)	(149)
Balance, end of year	$ 1,058	$ 1,024
Retained earnings:		
Balance, beginning of year	$ 44,218	$ 36,317
Net income	19,435	7,901
Balance, end of year	$ 63,653	$ 44,218
Accumulated other comprehensive loss:		
Balance, beginning of year	$ (4,530)	$ (7,700)
Translation of net foreign operations	(10,434)	3,170
Balance, end of the year	$ (14,964)	$ (4,530)
Total shareholders' equity	$ 174,848	$ 85,129

See accompanying notes to consolidated financial statements.

HANFENG EVERGREEN INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2007 and 2006

	2007	2006
Cash provided by (used in):		
Operating activities:		
Income from continuing operations	$ 19,435	$ 7,072
Items not involving cash:		
Amortization	3,575	2,182
Loss on debt retirement	299	126
Loss (gain) on disposal of property, plant and equipment	(102)	61
Stock-based compensation	104	142
	23,311	9,583
Change in non-cash operating working capital (note 22)	(50,405)	(18,363)
Cash used in operating activities of continuing operations	(27,094)	(8,780)
Cash used in operating activities of discontinued operations	–	(571)
	(27,094)	(9,351)
Financing activities:		
Proceeds from loans	27,447	15,214
Repayment of loans	(25,096)	(5,837)
Shares issued for cash	80,614	9,694
Cash paid for financing cost	–	(428)
	82,965	18,643
Investing activities:		
Increase in short-term investments	(20,684)	(7)
Acquisition of property, plant and equipment and intangible assets	(10,496)	(18,037)
Deferred development costs	(25)	(176)
Proceeds from disposal of property, plant and equipment	2,452	16
Cash used in investing activities of continuing operations	(28,753)	(18,204)
Proceeds from disposition	–	9,375
Cash provided by investing activities of discontinued operations	–	9,375
	(28,753)	(8,829)
Effect of exchange rate changes on cash	(532)	(10)
Increase in cash and cash equivalents	26,586	453
Cash and cash equivalents, beginning of year	2,104	1,651
Cash and cash equivalents, end of year (note 3)	$ 28,690	$ 2,104

Supplemental cash flow information (note 22)

See accompanying notes to consolidated financial statements.

The Company was incorporated under the Canada Business Corporations Act on December 6, 1996. It provides fertilizer for the agricultural market in China.

1. **Significant accounting policies:**

(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Dalian ("Dalian Hanfeng"), Jiaxing ("Jiaxing Hanfeng"), Jiangsu ("Jiangsu Hanfeng"), Heilongjiang ("Heilongjiang Hanfeng"), Shanghai ("Shanghai Hanfeng"), a 51%-owned subsidiary in Nigeria ("Nigeria Hanfeng") and a 50%-owned joint venture in Shanxi ("Fengxi JV"). All significant intercompany balances and transactions have been eliminated.

The results from the joint venture company are recognized in the consolidated financial statements based on the proportionate consolidation method.

(b) Use of estimates:

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the carrying amounts of property, plant and equipment, intangible assets, valuation allowances for receivables and inventories, and future income taxes. Actual results could differ from those estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents consist of cash and short-term investments with banks maturing within 90 days of the original date of acquisition and are stated at fair value.

1. **Significant accounting policies (continued):**

(d) Property, plant and equipment and intangible assets:

Property, plant and equipment and intangible assets are recorded at cost. Construction in progress is transferred to property, plant and equipment upon completion of construction and amortization begins upon commencement of operations. Amortization methods and estimated useful lives of assets are as follows:

Asset	Method	Estimated useful life
Technology rights	Straight line	5 - 10 years
Land use rights	Straight line	28 - 50 years
Buildings	Straight line	30 years
Vehicles	Straight line	5 years
Furniture and fixtures	Straight line	3 years
Fertilizer manufacturing equipment	Unit of production	6.5 million tonnes

Technology rights and land use rights are amortized on a straight-line basis over the shorter of the term or their estimated useful lives, which is between 5 and 10 years.

(e) Prepaid inventory:

The Company makes prepayments to suppliers to facilitate its purchasing arrangements. These payments are recognized as prepaid inventory when made and recognized as part of inventory once goods have been received by the Company.

(f) Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost is determined on an average basis.

1. Significant accounting policies (continued):

(g) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

(h) Revenue recognition:

Revenue from sales of fertilizers is recognized on the delivery of goods to customers and when collection of revenue proceeds is reasonably assured.

(i) Research and development:

Development costs are capitalized when the specific product is determined to be technically feasible, when there is an intention to produce the product in a clearly defined future market and adequate resources exist to complete the project. These costs are deferred and amortized on a straight-line basis over three years, commencing in the year following that in which the new product development was completed. All other research and development costs are charged to income in the year incurred.

(j) Foreign currency translation:

The Company's functional currency is Canadian dollars and the functional currency of the subsidiaries is the Chinese Renminbi ("RMB"). The accounts of subsidiaries, all of which are considered to be self-sustaining foreign operations, are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the year-end exchange rates. Revenue and expenses are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the year. Exchange gains and losses from foreign currency translations are recorded as a component of comprehensive income (loss) until they are realized by a reduction in the investment.

1. Significant accounting policies (continued):

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates. Foreign exchange gains and losses are included in income.

(k) Stock-based compensation:

The Company records stock-based compensation in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value-based method of accounting that is required for all stock-based transactions. Under the standard, equity instruments granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

(l) Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization, are reviewed when changes in circumstances suggest their carrying value may be impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets are written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

(m) Disposal of long-lived assets and discontinued operations:

Long-lived assets are classified as held-for-sale when specific criteria are met, in accordance with CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Assets held for sale are measured at the lower of their carrying amounts and fair value less costs to dispose and are no longer amortized.

1. Significant accounting policies (continued):

(n) Income per share:

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, except when their effect would be anti-dilutive. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(o) Future accounting standards:

In February 2008, the CICA released Section 3064, Goodwill and Other Intangible Assets, which is required to be adopted for fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of this new section on the consolidated financial statements and will adopt the section commencing fiscal 2009.

2. Accounting standards implemented in 2007:

(a) On January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, and Section 3251, Equity.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The prior periods have been restated to classify unrealized foreign currency translation gains or losses related to foreign operations in accumulated other comprehensive loss.

(Expressed in Canadian dollars, unless otherwise stated)

2. Accounting standards implemented in 2007 (continued):

(b) On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, and Section 3865, Hedges. On December 31, 2007, the Company adopted Section 3862, Financial Instruments Disclosures and Section 3863, Financial Instruments - Presentation.

Section 3862 requires incremental disclosures on liquidity, currency and other price risks, net income sensitivity analysis disclosures for changes in market risk factors, and other specific incremental disclosures. Section 3863 carries forward unchanged the presentation standards in Section 3861.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value, will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time, the amounts would be recorded in net income.

Non-financial derivatives must be recorded at fair value on the balance sheet unless they are exempt from derivative treatment based upon expected purchase, sale or usage requirements. All changes in their fair value are recorded in net income unless cash flow hedge accounting is applied, in which changes in fair value are recorded in other comprehensive income (loss).

Section 3855 also requires embedded derivatives to be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statements of income and retained earnings in the period the change occurs.

2. Accounting standards implemented in 2007 (continued):

Upon adoption of these new standards, the Company designated its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Loans payable and accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest rate method. As a result, the deferred financing cost account has been netted against the loan payable account on the balance sheet as of January 1, 2007. In April 2007, when the relevant loan was fully repaid, the related deferred financing cost was expensed as "fees related to loans" on the income statement of that year.

Except for the reclassification of financing costs noted above, the adoption of these standards had no impact on the financial statements of the Company. As required, prior periods have not been restated except to classify foreign currency translation gains or losses related to foreign operations in accumulated other comprehensive loss.

(c) On December 31, 2007, the Company adopted CICA Handbook Section 3031, Inventories. The adoption had no impact on the consolidated financial statements of the Company.

(d) On December 31, 2007, the Company adopted CICA Handbook Section 1535, Capital Disclosures. Refer to note 15 for the capital disclosures.

3. Cash and cash equivalents (note 21):

	2007	2006
	(In thousands)	
Cash in banks	$ 18,666	$ 2,104
Short-term investments	10,024	–
	$ 28,690	$ 2,104

4. Prepaid inventory and expenses:

	2007	2006
	(In thousands)	
Prepaid inventory	$ 44,765	$ 11,365
Prepaid expenses	462	271
	$ 45,227	$ 11,636

5. Inventories:

	2007	2006
	(In thousands)	
Raw materials	$ 14,530	$ 9,289
Finished goods	852	223
Other	109	43
	$ 15,491	$ 9,555

There has been no write-down of inventories in 2007 and 2006.

6. Deferred development costs:

	2007	2006
	(In thousands)	
Deferred development costs (net of amortization of nil)	$ 507	$ 532
Research and development costs incurred	$ 418	$ 800
Deferred development costs	(25)	(197)
Research and development costs expensed	$ 393	$ 603

7. Intangible assets:

	2007	2006
	(In thousands)	
Technology rights at cost	$ 1,150	$ 1,251
Less accumulated amortization	389	147
	$ 761	$ 1,104

8. Property, plant and equipment:

2007	Cost	Accumulated amortization	Net book value
		(In thousands)	
Land use rights	$ 8,349	$ 140	$ 8,209
Buildings	39,400	1,655	37,745
Vehicles	879	241	638
Furniture and fixtures	818	506	312
Fertilizer manufacturing equipment	38,074	2,703	35,371
	$ 87,520	$ 5,245	$ 82,275

2006	Cost	Accumulated amortization	Net book value
		(In thousands)	
Land use rights	$ 6,631	$ 82	$ 6,549
Buildings	28,933	767	28,166
Vehicles	543	139	404
Furniture and fixtures	1,433	338	1,095
Fertilizer manufacturing equipment	25,577	1,333	24,244
	$ 63,117	$ 2,659	$ 60,458

9. Fertilizer plant acquisition:

On April 3, 2006, the Company closed the acquisition of a 100,000 tonnes per annum NPK (nitrogen, phosphate, potassium) fertilizer plant located in Heilongjiang province, China and two slow-release fertilizer patents. The Company paid cash consideration of RMB 120 million (Cdn. $17.6 million), which was allocated to the following assets:

	(In thousands)
Buildings	$ 10,012
Land use rights	4,696
Manufacturing equipment	2,672
Vehicles	195
Furniture and fixtures	18
	$ 17,593

10. Production expansion:

In August 2007, the Company entered into a 50/50 joint venture agreements with Shanxi Fengxi Fertilizer Industry (Group) Ltd. to build and operate a 50,000 tonne per annum SCU (sulphur-coated urea) production facility in Shanxi province in China. It is expected to be completed in April 2008. Estimated cost of this facility is approximately RMB 50 million (Cdn. $6.8 million), of which 50% will be paid by the Company.

In November 2007, the Company entered into the second 50/50 joint venture agreement with Anhui Linquan Industry Chemical Co., Ltd. to build and operate a 50,000 tonne per annum SCU production facility in Anhui province in China. Its construction is expected to start as soon as all permits and licenses have been obtained. Estimated cost of this facility is approximately RMB 50 million (Cdn. $6.8 million), of which 50% will be paid by the Company.

11. Interests in joint ventures:

The results from the joint venture company are recognized in the consolidated financial statements based on the proportionate consolidation method.

The consolidated financial statements include $2.7 million of total assets from the Company's joint venture company as at December 31, 2007 (2006 - nil).

12. Minority interest:

On December 15, 2006, the Company established a 51%-owned subsidiary in Nigeria, the Nigeria Hanfeng. The purpose of this subsidiary is to facilitate the Company's transactions with the Nigerian government for fertilizer importation to the country. As this subsidiary has not yet earned any revenue or incurred any significant expenses and there have been no cash contributions, no minority interest is presented on the consolidated balance sheets and consolidated statements of income in 2007 and 2006.

13. Loans payable:

	2007	2006
	(In thousands)	
Revolving credit facility (a)	$ –	$ 2,050
Working capital loans (b)	26,383	7,465
EDC loan (c)	–	3,977
Construction loan (d)	–	4,874
	26,383	18,366
Less current portion	26,383	13,492
	$ –	$ 4,874

(a) The revolving credit facility is with Bank of China (Canada) for a maximum principal amount of $4.0 million. The principal amount outstanding at any time shall not exceed $4.0 million. The principal amount outstanding is secured by (i) limited recourse guarantees from one shareholder of the Company; and (ii) a pledge of an aggregate of 7,200,000 shares of the Company held by one shareholder of the Company, which amount shall be subject to increase in the event that the closing price of the shares of the Company shall fall below $3.50 per share at any time. There are several covenant ratios, including current ratio not permitted to be lower than 1.2:1, debt to capitalization ratio not permitted to exceed 0.5:1, and the debt-to-EBITDA ratio not permitted to exceed 3.0:1. Capitalization is calculated as Debt plus Equity. Equity is defined as all shareholders' equity plus retained earnings less intangible assets. The revolving credit facility bears interest at prime rate plus 1.25% and is renewable annually. The next renewal date is July 1, 2008.

(Expressed in Canadian dollars, unless otherwise stated)

13. Loans payable (continued):

(b) The Company has working capital loans with various banks in China. They are secured by (i) short-term investments with Canadian banks for a total amount of $21 million, and (ii) certain plant buildings from one facility in China. They expire in April, May and June 2008, with interest rate ranging from 90% or 100% of the prescribed rate (currently at 6.48%) by the People's Bank of China. The Company has the option to renew these loans under the same conditions thereafter.

(c) The Export Development Canada ("EDC") loan was fully repaid by the Company in 2007, in accordance with the commitment made in 2006.

(d) Heilongjiang Hanfeng had a loan with a contractor to fund its expansion project. As at December 31, 2006, the balance of the loan was approximately RMB 32.6 million (Cdn. $4.9 million). This loan was fully repaid by the Company in 2007.

14. Share capital:

(a) Authorized:

Unlimited preference shares
Unlimited common shares without par value

Issued:

Common shares:

	Number of shares	Amount (In thousands)
Balance, December 31, 2005	43,753,944	$ 32,776
Issuance of new shares	500,000	1,104
Exercise of warrants at $2.50 per share	2,788,750	6,972
Exercise of warrants at $2.35 per share	165,159	388
Exercise of warrants at $2.00 per share	275,000	550
Exercise of stock options at $1.76 per share, transfer from contributed surplus of $108,103 attributed to stock-based compensation recognized	150,000	372
Exercise of stock options at $3.00 per share, transfer from contributed surplus of $725,690 attributed to stock-based compensation recognized	500,000	2,226
Exercise of stock options at $3.80 per share, transfer from contributed surplus of $9,456 attributed to stock-based compensation recognized	5,000	29
Balance, December 31, 2006	48,137,853	44,417
Issuance of new shares	12,959,000	80,605
Share issuance cost		(283)
Exercise of warrants at $2.35 per share	55,054	129
Exercise of stock option at $1.76 per share, transfer from contributed surplus of $36,935 attributed to stock-based compensation recognized	50,000	136
Exercise of stock option at $3.00 per share, transfer from contributed surplus of $32,876 attributed to stock-based compensation recognized	25,000	97
Balance, December 31, 2007	61,226,907	$ 125,101

(Expressed in Canadian dollars, unless otherwise stated)

14. Share capital (continued):

On April 18, 2007, the Company issued 11,959,000 shares to a subsidiary of Agrium Inc. ("Agrium") and 1,000,000 shares to a subsidiary of PetroChina Petrochemical Company, both at a $6.22 per share for total proceeds of $80.6 million.

The Company and Agrium also amended the existing exclusive licensing agreement regarding production technologies for SCU. On April 5, 2007, the Company established a new wholly owned subsidiary ("Holdco") which holds the rights to the SCU agreement. The purpose of Holdco will be to explore new SCU projects and joint venture opportunities in China. The Company has granted Agrium an option to acquire 50% of Holdco. The exercise price will be 50% of total Holdco's investment in SCU projects in China until the exercise date, plus a commercial rate of interest. The option may be exercised at any time between 6 and 24 months after April 18, 2007.

(b) Warrants:

During 2007, all outstanding warrants were exercised for cash. As at December 31, 2007, no warrants were outstanding.

As at December 31, 2006, the following warrants were outstanding. Each warrant entitles the holder to acquire common shares:

Exercise price	Number of shares	Weighted average remaining contractual life (years)
$2.35	55,054	0.38

(Expressed in Canadian dollars, unless otherwise stated)

14. Share capital (continued):

(c) Stock option plan:

A summary of the stock options granted and exercised is as follows:

	Options	Weighted average exercise price
Options outstanding, December 31, 2005	1,495,000	$ 2.69
Granted	185,000	3.30
Cancelled	(200,000)	3.00
Exercised	(655,000)	2.72
Options outstanding, December 31, 2006	825,000	2.73
Cancelled	(20,000)	3.80
Exercised	(75,000)	2.17
Options outstanding, December 31, 2007	730,000	2.76

The fair value of each option granted in 2006 has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.71%, dividend yield of 0%, volatility of 53.90% and expected lives of approximately 4 to 5 years.

The total stock-based compensation expense recorded in 2007 was $103,935 (2006 - $142,352), which was charged to the consolidated statements of income and retained earnings and credited to contributed surplus. In addition, $69,811 (2006 - $843,249) was transferred to share capital from contributed surplus for the stock options exercised during the year.

During the year, 20,000 options (2006 - 200,000) were cancelled, resulting in a reversal of $14,158 in stock-based compensation expense in 2007 (2006 - $149,277).

(Expressed in Canadian dollars, unless otherwise stated)

14. Share capital (continued):

A summary of stock options outstanding and exercisable is as follows:

2007:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.01 - $2.00	170,000	0.59	$ 1.76	170,000	$ 1.76
$2.01 - $3.00	460,000	1.73	2.93	386,000	2.93
$3.01 - $4.00	100,000	2.75	3.66	50,000	3.66
	730,000	1.60	2.76	606,000	2.76

2006:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.01 - $2.00	220,000	1.59	$ 1.76	220,000	$ 1.76
$2.01 - $3.00	485,000	2.72	2.94	274,000	3.00
$3.01 - $4.00	120,000	4.70	3.68	25,000	3.66
	825,000	2.71	2.73	519,000	2.51

14. Share capital (continued):

(d) Contributed surplus:

	(In thousands)
Balance, December 31, 2005	$ 1,725
Stock-based compensation expense	291
Transfer to common stock for stock options exercised	(843)
Reduction due to cancellation of non-vested stock options	(149)
Balance, December 31, 2006	1,024
Stock-based compensation expense	118
Transfer to common stock for stock option exercised	(70)
Reduction due to cancellation of non-vested stock option	(14)
Balance, December 31, 2007	$ 1,058

(e) The computations for basic and diluted earnings per share are as follows:

	2007	2006
	(In thousands)	
Numerator:		
Net income from continuing operations	$ 19,435	$ 7,072
Net income from discontinued operations	-	829
Net income	$ 19,435	$ 7,901
Denominator:		
Weighted average number of common shares outstanding:		
Basic	57,357,227	46,617,849
Effect of stock options	546,110	343,157
Effect of warrants	10,960	421,081
Diluted	57,914,297	47,382,087

15. Capital:

The Company manages its capital, including cash, short-term investments, bank loans and equity financing to ensure (a) its ability to further grow its market share in China, and (b) its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company's production capacity in China has increased significantly over the past two years, from 20,000 tonnes per annum ("tpa") at the beginning of the 2006 to 650,000 tpa by the end of 2007. In addition, three new projects already committed will bring another 150,000 tpa in 2008 fiscal year.

In the past two years, the capital for expansion was mostly from: (a) proceeds from sale of the discontinued business, (b) financing provided by local China banks, and (c) proceeds from equity financing.

The working capital needs are funded by cash, cash from operations and local bank debts in China. The Company has had various local bank debts to support its working capital needs in the past two years.

The following table sets out the capital availability for working capital use and for expansion use at the end of 2007 and 2006. The capital increase at the end of 2007 mainly resulted from the $80.6 million cash proceeds from the equity issuance in April 2007 (note 14).

	2007	2006
	(In thousands)	
Working capital:		
Bank loan outstanding	$ 26,383	$ 9,515
Available revolving credit facility	4,000	9,985
	$ 30,383	$ 19,500
Expansion:		
Existing cash and cash equivalents	$ 28,690	$ 2,104
Construction loans outstanding	–	8,851
Available construction loan	–	7,964
	$ 28,690	$ 18,919
Short-term investment pledged with banks	$ 21,000	$ 316

16. Retained earnings:

Chinese laws require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund every year until such a fund has reached 50% of the Company's registered capital. This fund is allowed to be distributed to shareholders at the time of winding up after all liabilities have been satisfied. The reserve has been included in the retained earnings on the consolidated balance sheets. The total reserve of the Company at December 31, 2007 is RMB 30.4 million (Cdn. $4.3 million) (2006 - RMB 15.7 million (Cdn. $2.3 million)).

17. Income taxes:

The components of income before income taxes are as follows:

	2007	2006
	(In thousands)	
Pre-tax income (loss) from continuing operations:		
Canada	$ (686)	$ (1,944)
Foreign	20,121	9,016
	$ 19,435	$ 7,072
Pre-tax income from discontinued operation:		
Foreign	$ –	$ 700

The provision for income taxes consists of the following:

	2007	2006
	(In thousands)	
Income taxes for continuing operations:		
Current:		
Canada	$ –	$ –
Foreign	–	–
Income taxes expense for discontinued operation:		
Current:		
Foreign	$ –	$ (129)

17. Income taxes (continued):

The Company is subject to income taxes in Canada, while the subsidiaries are subject to the income tax laws of China. Various subsidiaries in China receive different income tax incentives because they are qualified foreign investment companies in China. As a result, the Company's income tax rate in China for 2007 is 0% (2006 - 0%) for the continuing operations, and 10% (2006 - 10%) for the discontinued operations. Based on the production capacity allocation, the Company estimates the income tax rate in China will most likely be 1% for 2008, 2% for 2009, 13% for 2010, 2011, and 2012, and 15% thereafter.

Income tax expense varies from the amount computed by applying the combined Canadian federal and provincial tax rate of 36.12% (2006 - 36.12%) to income before income taxes as follows:

	2007	2006
	(In thousands)	
Pre-tax income from continuing operations:	$ 19,435	$ 7,072
Income taxes at combined Canadian tax rate	$ 7,020	$ 2,555
Increase (decrease) in income taxes resulting from:		
Lower tax rates on earnings of foreign subsidiaries	(7,267)	(3,333)
Non-deductible expenses	84	57
Change in valuation allowance	(13)	453
Effective tax rate change	145	236
Other	31	32
	$ –	$ –

17. Income taxes (continued):

A summary of the future income tax assets is as follows:

	2007	2006
	(In thousands)	
Future income tax assets:		
Property, plant, equipment and intangibles	$ 96	$ 86
Deductible share issuance costs	423	611
Provisions and reserves	77	33
Loss carryforwards	2,578	2,497
	3,174	3,227
Less valuation allowance	3,098	3,111
Total future income tax assets	76	116
Future income tax liabilities:		
Deferred costs	(76)	(116)
Total future income tax liabilities	(76)	(116)
Net future income tax assets	$ –	$ –

The Company has established the above valuation allowances as of December 31, 2007 due to the uncertainty of future realization of future income tax assets. At December 31, 2007, the Company has approximately $8.7 million of non-capital loss carryforwards, which expire as follows for Canadian income tax purposes:

	(In thousands)
2010	$ 615
2014	1,936
2015	2,417
2026	2,448
2027	1,281
	$ 8,697

As at December 31, 2007, the Company has $124,960 of capital loss carryforwards.

(Expressed in Canadian dollars, unless otherwise stated)

18. Related party transactions and balances:

In 2007, the Company paid nil (2006 - $30,000) consulting fee to a director of the Company.

As at December 31, 2007, the Company also has no outstanding loan receivable (2006 - $20,274) from the minority shareholder of Nigeria Hanfeng.

19. Discontinued operations:

On May 9, 2006, the Company discontinued its landscaping business. The landscaping revenue in 2006 was approximately $0.06 million and there were no assets related to this business. There were no activities related to the discontinued business after the first quarter of 2006. The net income from the discontinued business was $0.8 million in 2006.

20. Commitments:

The Company has entered into a lease agreement with a lease payment of $39,000 required in 2008.

21. Financial instruments:

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, loans payable and accounts payable and accrued liabilities approximate the fair values because of the short-term nature of these financial instruments.

21. Financial instruments (continued):

(a) The Company is exposed to currency risk as its subsidiaries' functional currency is RMB. Unfavourable changes in the applicable exchange rates may result in a decrease or increase in accumulated other comprehensive loss. In addition, the Company generates minimal sales from outside of China, which in general, are settled in U.S. currency ("USD"). Unfavourable changes in the applicable exchange rate may result in a decrease or increase in net income. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company's financial instruments subject to foreign exchange risk are listed below based on notional amounts:

2007	USD
	(In thousands)
Financial assets:	
Cash and cash equivalents	$ 370
Accounts receivable	6,395
	6,765
Gross balance sheet exposure	$ 6,765
Cdn. $ cash equivalent	$ 6,684

2006	USD
	(In thousands)
Financial assets:	
Cash and cash equivalents	$ 153
Financial liabilities:	
Loan payable	3,411
Gross balance sheet exposure	$ (3,258)
Cdn. $ cash equivalent	$ (3,797)

21. Financial instruments (continued):

The following significant exchange rates applied during the year:

(Cdn. $)	USD
Average rate:	
2007	1.075
2006	1.134
Closing rate:	
2007	0.9881
2006	1.1653

Sensitivity analysis:

A 10 percent strengthening of the Canadian dollar against the following currencies at December 31, 2007 would have increased (decreased) equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

	Net income (In thousands of Cdn. $)
2007:	
USD	$ (32)
2006:	
USD	(11)

21. Financial instruments (continued):

(b) The Company is exposed to interest rate risks arising from the bank loans. Unfavourable changes in the applicable interest rate may result in an increase in interest expense. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

As at December 31, 2007, the Company has no fixed interest rate bank loans (2006 - $4.9 million) and $26.4 million of variable interest rate bank loans (2006 - $13.5 million).

Cash flow sensitivity analysis for variable rate bank loans:

	Net income	
	100 bp increase	100 bp decrease
	(In thousands of Cdn. $)	
2007	$ (38)	$ 38
2006	(39)	39

(c) The Company has minimal concentration of credit risk and does not require collateral to support these financial instruments.

During 2007, one customer comprised 18% of sales. During 2007, two suppliers individually accounted for 19% and 21% of the total purchases, respectively. During 2006, four customers individually comprised 24%, 13%, 11% and 26% of sales, respectively. As at December 31, 2006, 89% of accounts receivable was related to these customers. During 2006, two suppliers individually accounted for 24% and 19% of the total purchases, respectively. The Company believes these concentration factors are a direct result of the normal course of fertilizer business and the large demand of the Company's product within the regions that the Company operates.

21. Financial instruments (continued):

(d) The Company has minimal liquidity risk. The following are the contractual maturities of financial liabilities, including estimated interest payments:

	Carrying amount	Contractual cash flow	Payments in 2007	Payments in 2008	Payments in 2009	Payments thereafter
2007:						
Bank loans	$ 26,383	$ 27,071	$ –	$ 27,071	$ –	$ –
Accounts payable	4,251	4,251	–	4,251	–	–
2006:						
Bank loans	18,366	20,915	18,849	491	463	1,112
Accounts payable	2,897	2,897	2,897	–	–	–

22. Consolidated statements of cash flows:

(a) Supplemental cash flow information:

	2007	2006
	(In thousands)	
Supplemental cash flow information:		
Interest paid (received)	$ (614)	$ 473
Income taxes paid	–	402
Supplemental disclosure of non-cash transactions:		
Minority interest purchased by new shares issued	–	1,104
Prepaid deposit transferred to construction in progress	–	7,803
Heilongjiang Hanfeng plant construction financed by the contractor	7,521	11,766

22. Consolidated statements of cash flows (continued):

(b) Change in non-cash operating working capital:

	2007	2006
	(In thousands)	
Increase in accounts receivable	$ (8,930)	$ (3,400)
Increase in prepaid inventory and deposits	(36,079)	(9,961)
Increase in inventories	(7,120)	(7,819)
Increase in accounts payable and accrued liabilities	1,060	1,387
Increase in advance from customers	664	1,430
	$ (50,405)	$ (18,363)

23. Comparative figures:

Certain 2006 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2007.

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Hanfeng Evergreen Inc.

Fiscal year end date used
to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 61,226,907	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 11.21	
Market value of class or series	(i) X (ii) =	686,353,627(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)	(C)
(Repeat for each class or series of securities)	(D)

Capitalization

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 6, 2008

Introduction

This management's discussion and analysis ("MD&A") relates to the consolidated financial condition and results of operations of Hanfeng Evergreen Inc. ("Hanfeng") together with its subsidiaries in the People's Republic of China ("China"). As used herein, the word "Company" means, as the context requires, Hanfeng and its subsidiaries. The common shares of Hanfeng are listed on the Toronto Stock Exchange (the "Exchange"). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles ("Canadian GAAP"). This MD&A should be read in conjunction with Hanfeng's audited consolidated financial statements for the year ended December 31, 2007, and notes thereto. Additional information relating to Hanfeng Evergreen Inc. including its Annual Information Form and interim financial statements can be found on Hanfeng's web site at www.hanfengevergreen.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Hanfeng bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Unless otherwise indicated, all references to "$" or "dollars" in this report refer to the Canadian dollar.

The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Caution Regarding Forward Looking Information

Certain statements in this report, to the extent not based on historical events, are forward-looking statements based on certain assumptions and reflect Hanfeng's current expectations. Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in this document, and statements regarding growth strategy and future-oriented project revenue, costs and expenditures. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. A variety of inherent risks, uncertainties and factors, many of which are beyond Hanfeng's control, affect the operations, performance and results of Hanfeng and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks, uncertainties and factors include the impact or unanticipated impact of: current, pending and proposed legislative or regulatory developments in the jurisdictions where Hanfeng operates, in particular in China; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the fertilizer industries; technological change; currency value fluctuation and changes in foreign exchange restrictions; changes in Chinese government support or restrictions on foreign investment; general economic conditions worldwide, as well as in China; Hanfeng's success in developing and introducing new products and services, constructing and operating new manufacturing facilities, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels. This list is not exhaustive of the factors that may affect any of Hanfeng's forward-looking statements. Hanfeng undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

1. Corporate Overview

Hanfeng is a leading provider of slow and controlled release fertilizer ("SRF & CRF") to the agriculture market in China. Compared to conventional fertilizers, SRF & CRF have properties that improve fertilization effectiveness and efficiency, increase crop yield and reduce environmental damage. In 2006, the Company successfully completed the transition from a nursery and landscaping company in order to focus solely on the expansion of its slow and controlled release fertilizer business.

Hanfeng focuses on combining its proprietary technology with single nutrient fertilizers (urea) and compound fertilizers (nitrogen, phosphate, and potassium or "NPK") to produce low-cost, slow and controlled release products such as: SCU (sulfur coated urea), Homogeneous NPK granules, Coated NPK (sulfur, resin), and Blended fertilizer (slow release blended with conventional).

Hanfeng's facilities are strategically located in two key regions in China: the northeast region in the Heilongjiang province and the east region located in Jiangsu Province. Combined, these two regions account for almost one-third of the agricultural fertilizer consumption in China.

In the northeast region, also known as China's "corn-belt", Hanfeng has 4 plants with a total design capacity of 450,000 tonnes per annum ("tpa").

In the east region, the Company has 3 plants with a total of 250,000 tpa production capacity, which includes 200,000 tpa of finished goods and 50,000 tpa of blending capacity.

Both regions feature strong sales teams that work together with the Company's research and development ("R&D") group to service the over 250 accredited distributors and government agents who sell Hanfeng's fertilizer products. In early February 2007, Hanfeng further enhanced the distribution network for its products and its brand recognition when it entered into an agreement to supply fertilizer to the largest state owned farm in China. Nine distribution subsidiaries controlled by this company help promote Hanfeng's fertilizer not only to its own farms, but also to external farms as they are mandated to promote fertilizer efficiency by the central government.

All the aforementioned production facilities and the R&D center are wholly owned by the Company.

China Market

While China is the world's largest consumer and producer of conventional fertilizers, its SRF & CRF industry is still at an early stage of development. China's domestic fertilizer industry is fragmented with numerous small regional producers, many operating out-dated and inefficient equipment. There has been very little domestic production of SRF & CRF and high quality NPK fertilizers due to the higher costs and necessary technology to develop and produce effective, cost efficient products. Imported SRF & CRF is too expensive to penetrate the China market to any significant extent.

Hanfeng was the first to introduce the concept of low-cost SRF & CRF into China's agriculture industry with the establishment of the first commercial scale slow-release fertilizer production in the country. At its current production capacity of 700,000 tonnes per annum, Hanfeng has less than 1% share of the overall fertilizer market. Demand for SRF & CRF is increasing, as the Chinese government continues to increase its efforts to improve the domestic agricultural industry. In the 11th Five Year plan, the government mandated a more scientific approach to fertilization that emphasizes efficiency, enhanced crop yields, reduced pollution, and conservation of natural resources such as natural gas, coal, and oil, which are utilized in the production of conventional fertilizers. Efficiency and enhanced crop yields are a significant focus as China has the largest annual agricultural output in the world (US$255 billion in 2000), but only 7 percent of the arable land. By comparison, the United States, which produced US$215 billion of agricultural output in 2000, holds 13 percent of the arable land.

Hanfeng's SRF & CRF address significant issues faced by the agriculture industry in China today. Hanfeng's technology combines both slow-release and high nutrient NPK benefits into low-cost, high efficiency products that reduce the environmental damage by controlling the amount of nutrient released into the soil. To maintain its leading technological position, Hanfeng's R&D and engineering teams have been granted several patents in China.

Growth Strategy

In 2007, Hanfeng initiated its next phase of growth through its joint venture strategy whereby Hanfeng enters into 50/50 joint ventures with large urea producers to construct slow release fertilizer plants at the urea producer's facility. The plants will be constructed immediately next to the producer's urea finish line, significantly reducing the capital costs associated with the construction and installation of required infrastructure such as buildings, warehouses, underground connections, and heating systems, which are already in place. The urea producer guarantees the urea supplies for the joint venture and the SCU produced by the facility would be marketed through the producer's distribution channels in the province. In addition to providing Hanfeng a low cost method to expand its production base throughout China, the joint venture also ensures access to raw materials.

To date, Hanfeng has completed two joint venture agreements in China. The first was signed in September 2007 with Shanxi Fengxi Fertilizer Group Ltd. in the Shanxi province and the second was signed in November 2007 with Anhui Linquan Industry Chemical Co., Ltd. in the Anhui province. Both facilities will initially produce 50,000 tpa and are expected to be in commercial operations in July 2008 and early 2009. Hanfeng is currently in discussions with several other urea producers in China.

In support of this strategy, Hanfeng has achieved two key milestones. First, in September 2007, China's National Products Standard Committee (the "Committee") formally and unanimously approved the Chemical Industry Standards for SCU, as well as the standards for blended fertilizers where SCU is used. The standards were drafted by Hanfeng and endorsed by the National Quality Supervision & Test Center of Chemical Fertilizer after a two-year collaboration. Hanfeng was the only SCU producer that assisted the Committee in establishing the country's standards to regulate the largest fertilizer industry in the world.

The second occurred in January 2008, when the results of extensive field trials using Hanfeng's SCU were announced in China at the 7th International Symposium on the Eco-Industry & Sustainable Development. The field trials were carried out in 20 provinces over a two-year period by Dr. Yuan Longping, who is internationally recognized as a leader in the development of hybrid rice. His hybrid-bred rice varieties are reported to account for approximately half of China's rice production, and he has spent the last thirty years teaching his techniques to thousands of scientists and researchers in more than 25 countries in Asia, Africa and the Americas. The field trials demonstrated that SCU, used in numerous regions, in varying soil conditions, and with various types of hybrid rice, generated higher crop yields while using less nitrogen. In many cases, the effectiveness of the fertilizer was increased by more than 50% and the nitrogen requirement reduced by as much as 30%. Moreover, the field trials proved that SCU eliminated the need for multiple fertilizations, reduced the incidence of disease, and enhanced the quality of the rice crop.

With the establishment of the National Standard for SCU and SCU blended products, using Hanfeng's SCU as the model, and the increased demand generated by the field trials and Dr. Yuan's endorsement, Hanfeng announced on the date of this report that it intended to further its exceptional track record of growth by expanding its downstream capabilities by establishing its own distribution network in China. Please refer to the Outlook section of this MD&A for additional information.

2.1 Financial Results

(in thousands in Cdn$, except per share data)	Q4 2007	Q4 2006	*Change*	12 months 2007	12 months 2006	*Change*
Sales	$ 54,620	$ 24,303	*125%*	$ 141,308	$ 59,849	*136%*
Gross profit	$ 10,545	$ 5,102	*107%*	$ 26,852	$ 12,145	*121%*
Gross profit (% of sales)	19.3%	21.0%	*(1.7%)*	19.0%	20.3%	*(1.3%)*
Selling & General and Administrative expenses	$ 3,475	$ 839	*314%*	$ 6,365	$ 2,938	*117%*
% of sales	6.4%	3.5%	*2.9%*	4.5%	4.9%	*(0.4%)*
Depreciation (not in cost of goods sold)	$ 214	$ 338	*(37%)*	$ 1,042	$ 692	*51%*
Research & Development expense	$ 50	$ 125	*(60%)*	$ 393	$ 603	*(35%)*
Stock based compensation expense	$ 19	$ 97	*(80%)*	$ 104	$ 142	*(27%)*
Interest expense (Income)	$ (164)	$ 221	*(174%)*	$ (826)	$ 473	*(275%)*
Effective income tax rate	-	-	-	-	-	-
EBITDA from continuing operations (note)	$ 7,496	$ 4,449	*68%*	$ 21,808	$ 9,670	*126%*
% of sales	13.7%	18.3%	*(4.6%)*	15.4%	16.2%	*(0.8%)*
EBITDA after discontinued operations (note)	$ 7,496	$4,569	*64%*	$21,808	$10,499	*108%*
Net income (loss):						
From continuing operations	$ 6,793	$ 3,439	*98%*	$ 19,435	$ 7,072	*175%*
% of sales	12.4%	14.2%	*(1.8%)*	13.8%	11.8%	*2.0%*
From discontinued operations	-	120	-	-	829	-
Net income	$ 6,793	$ 3,559	*91%*	$ 19,435	$ 7,901	*146%*
From continuing operations:						
Basic EPS	$ 0.11	$ 0.07	*$ 0.04*	$ 0.34	$ 0.15	*$ 1.19*
Diluted EPS	$ 0.11	$ 0.07	*$ 0.04*	$ 0.34	$ 0.15	*$ 0.19*
After discontinued operations:						
Basic EPS	$ 0.11	$ 0.07	*$ 0.04*	$ 0.34	$ 0.17	*$ 0.17*
Diluted EPS	$ 0.11	$ 0.07	*$ 0.04*	$ 0.34	$ 0.17	*$ 0.17*
Weighted average number of shares *(in millions of shares)*						
For Basic EPS	61.2	48.0	*28%*	57.4	46.6	*23%*
For diluted EPS	61.8	48.4	*28%*	57.9	47.4	*22%*

Note: EBITDA is a non-GAAP financial measure, which the Company believes is meaningful information for purposes of performance evaluation and it allows for comparisons of the Company's performance to the industry as it eliminates the impact of financing decisions, capital structure and the cost basis of assets. Hanfeng calculates it by adding (1) net income, (2) interest expense reported on the income statements (or deducting interest income), (3) depreciation expense reported as part of cost of goods sold on the income statements, (4) depreciation expense reported as a line item on the income statements and (5) income tax expense reported on the income statements. This might not be the same definition used by other companies. Reconciliations to Canadian GAAP net income are as follows:

	Q4	Q4	12 months	12 months
(in thousands in Cdn$)	2007	2006	2007	2006
Net income from continuing operations	6,792	3,439	19,435	7,072
Add:				
Depreciation (a line item on income statements)	226	338	1,042	692
Depreciation (part of cost of goods sold)	653	451	2,157	1,433
Interest expense (income)	(164)	221	(826)	473
Income tax expense	-	-	-	-
EBITDA from continuing operations	7,496	4,449	21,808	9,670
Add: Net income from discontinued operations	-	120	-	829
EBITDA after discontinued operations	7,496	4,569	21,808	10,499

2.2 Results from Operations

Sales for the fourth quarter and for the twelve months ended December 31, 2007, increased by 125% and 136% respectively, compared to the same periods in the prior year. These significant increases are due to increased production volumes from the two new plants that commenced operations in the first and third quarter of 2007, as well as continuous increase of production from the new plants added in 2006. In general, it takes approximately 2 to 4 quarters for a new plant to ramp up to its normal capacity level. As a result, even though Hanfeng's designed capacity reached 650,000 tpa by the end of 2007, the total tonnage produced in 2007 and sold in the year was approximately 390,000 tonnes, compared with 169,000 tonnes in the last year. The table below sets out the detailed timeline of the starting time of new plants in the past two years.

Operation starting time	Designed capacity (tpa)	Plant name and location (100% owned by Hanfeng)
2nd quarter 2006	100,000	Jiangsu SCU plant
2nd quarter 2006	100,000	Heilongjiang NPK plant
3rd quarter 2006	100,000	Jiangsu NPK tower
4th quarter 2006	50,000 (increased from 20,000)	Jiangsu blending plant
1st quarter 2007	50,000	Heilongjiang blending plant
3rd quarter 2007	200,000	Heilongjiang tower plant
4th quarter 2007	50,000	Heilongjiang SCF plant
Total	**650,000**	**7 plants**

Note 1: in February 2008, the construction of an additional 50,000 tpa of coating plant was completed and put into operation.

EBITDA from continuing operations increased significantly for both the fourth quarter (by 68%) and the year (by 126%) ended December 31, 2007, compared with the same periods in the prior year. The increased EDITDA relates to the higher production and sales volumes generated by the additional plant capacity brought on line in 2007. As a percentage of sales, EBITDA decreased from 18.3% to 13.7% in the fourth quarter and from 16.2% to 15.4% in 2007, compared with the same periods last year. The percentage decrease was primarily due to the raw material cost increase and some unusually high selling expenses incurred in the fourth quarter of 2007.

EPS from continuing operations was $0.11 for the fourth quarter and $0.34 for the year, compared with $0.07 and $0.15 for the same periods last year. There were no discontinued activities in 2007. EPS from the discontinued operation for the twelve month period ended December 31, 2006 was $0.02.

Gross profit for the fourth quarter increased accordingly by $5.4 million (or 107%) and by $14.7 million (or 121%) for the year, compared to the same periods from the prior year. Gross profit as a percentage of sales decreased from 21.0% to 19.3% in the fourth quarter, and from 20.3% to 19.0% for the year, compared with the same periods of last year. The percentage decrease was primarily due to rising raw material cost in 2007. Hanfeng also adjusted its selling price to cope with the cost increase. Hanfeng's fourth quarter average selling price in Chinese currency rose 7.3% from the level in the third quarter.

Operating expenses

Operating expenses increased from $4.6 million in 2006 to $8.3 million in 2007 primarily due to the additional production capacity added during the year.

SG&A expenses increased overall in 2007 due to several factors including higher sales volumes, higher administrative costs associated with business growth, and a one-time shipping expense for an expedited delivery in late summer 2007. SG&A as a percentage of sales decreased year-over-year from 4.9% to 4.5% due to the higher sales volumes and offset by the aforementioned costs and one-time expenses. SG&A percentage increased from 3.5% in the fourth quarter of 2006 to 6.4% in 2007, because the one time cost was recorded during the fourth quarter of 2007.

R&D expenses decreased from $0.6 million in 2006 to $0.4 million in 2007. Hanfeng's annual expenditure on R&D has historically been low due to the significant cost savings the Company enjoys as all its R&D facilities and personnel are located in China.

Net interest income was $0.8 million in 2007 compared with interest expense of $0.5 million in the prior year, primarily due to interest generated from $80.6 in proceeds from share subscriptions by Agrium ($74.4 million) and PetroChina ($6.2 million) in April 2007. Excess cash was in short-term money market investments with banks.

The income tax rate for Hanfeng is nil for 2007. The National People's Congress in China approved tax reforms effective on January 1, 2008. Under the new tax regime, the five year tax incentive available to only foreign entities in China has been removed. However a five year transition period has been introduced. Hanfeng received approvals from the tax authorities specifying the transition rules for Heilongjiang and Jiangsu entities, which are two main production facilities in China. The most recent approval also confirms Hanfeng's Hi-Tech status for both locations. Based on the future production capacity allocation, Hanfeng's income tax rates in China are estimated as 1% for 2008, 2% for 2009, 13% for 2010, 2011 and 2012, and 15% thereafter.

Discontinued operations

On May 9, 2006, the Company discontinued its landscaping business. The landscaping revenue in 2006 was approximately $0.06 million and there were no assets related to this business. There were no activities related to the discontinued business after the first quarter of 2006. The net income from the discontinued business was $0.8 million in 2006.

2.3 Quarterly Results

	2007				2006			
In thousands Cdn	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	54,620	31,642	30,877	24,169	24,303	20,668	12,750	2,128
Net Income:								
Continuing operations	6,793	4,725	4,694	3,223	3,439	2,451	1,360	(177)
Discontinued operations	-	-	-	-	120	-	-	708
Total	6,793	4,725	4,694	3,223	3,559	2,451	1,360	531
Basic EPS:								
Continuing operations	0.11	0.08	0.08	0.07	0.07	0.05	0.03	-
Discontinued operations	-	-	-	-	-	-	-	0.01
Total	0.11	0.08	0.08	0.07	0.07	0.05	0.03	0.01
Diluted EPS:								
Continuing operations	0.11	0.08	0.08	0.07	0.07	0.05	0.03	-
Discontinued operations	-	-	-	-	-	-	-	0.01
Total	0.11	0.08	0.08	0.07	0.07	0.05	0.03	0.01

Note: the discontinued operations include landscaping and nursery businesses.

As demonstrated by the financial results in the table above, Hanfeng has successfully completed the transition from a nursery and landscaping business to a slow and controlled release fertilizer producer. Targeting China's agriculture market, the largest in the world, Hanfeng's fertilizer sales and earnings have kept pace with the significant production expansion over the past two years.

As the market demand for Hanfeng's products continues to outpace production capability, sales and net income have not been significantly impacted by the seasonality factors in 2006 and 2007. In the future, as all plants are operated at normal capacity,

Hanfeng expects some seasonality impact. In general, the plants in Heilongjiang province, located in the northeast region of China may experience slower sales in the winter and summer months. In general, the plants in Jiangsu province in the eastern region of China may experience slow sales in the summer months. In addition, extreme weather conditions may cause production delays as was the case in Jiangsu, where high summer temperatures interfered with the cooling process in the granulation tower. The tower, which represents 100,000 tonnes of annual production, was shut-down in the third quarter while repairs, alterations, and annual maintenance were performed. Hanfeng currently has 450,000 tpa design capacity in Heilongjiang and 250,000 tpa of design capacity in Jiangsu.

In addition to the two production facilities in Heilongjiang and Jiangsu, Hanfeng is also expanding its production into various geographical regions of China, such as Shanxi province and Anhui province through joint venture structures. Based on their location and volume of capacity, the effect of seasonality from the two projects on Hanfeng's results is expected to be minimal.

2.4 Selected Annual Information

(in thousands in Cdn, Except for EPS)	**Year Ended December 31, 2007**	**Year Ended December 31, 2006**	**Year Ended December 31, 2005**
Gross revenue (note 1)	141,308	59,849	11,503
Net income from continuing operations	19,435	7,072	(137)
Net income	19,435	7,901	9,832
Total assets	207,641	108,072	70,091
Loans payable	26,383	18,366	3,570
From continuing operations:			
Basic EPS	0.34	0.15	-
Diluted EPS	0.34	0.15	-
After discontinued operations:			
Basic EPS	0.34	0.17	0.24
Diluted EPS	0.34	0.17	0.24

Note 1: restated numbers exclude revenue from discontinued operations (2005 - $40.6 million).

Since its inception in 1996, Hanfeng has established a track record of growth. Hanfeng's fertilizer revenue (the continuing operations) has grown from less than $0.5 million in 2003 to over $141.3 million in 2007, representing a compound annual growth rate of 310%. Its earnings from the fertilizer business (after headquarter overhead costs) also grew significantly from a loss in 2004 and 2005 to over $19.4 million in 2007.

In 2005, the fertilizer business was only one blending plant with a capacity of 20,000 tonnes selling into the urban greening market in China. In 2006, 3 new plants were put into production gradually, with a total annual designed capacity of over 300,000 tonnes, all targeting the much larger agriculture market of China, which is significantly different from the prior year. Even the existing blending plant was selling mostly into the agriculture market as the company no longer needed to import slow-release core product from overseas. As a result of the changing business model, the urban greening sales became insignificant to the total sales in 2006. Although urban greening market sales provide higher margin compared with the agriculture market, its size is relatively small since China has a lack of land space for home gardening and the number of golf courses is very limited.

Hanfeng's annual design capacity grew from 20,000 tpa to 650,000 tpa by the end of 2007, and 700,000 tpa as of February 2008. Total fertilizer plant and equipment assets (not including construction of joint venture facilities in progress) has grown significantly from $8.4 million at the end of 2005 to more than $82.3 million at the end of 2007, representing an 880% increase over a two year period. Hanfeng expects additional capacity increases from its joint venture plants with local urea producers located in various regions of China. To date, Hanfeng has initiated two 50/50 JV plants with a designed capacity of 50,000 tpa each. The first JV facility, located in Shanxi Province, is expected to start production in the third quarter of 2008. Construction on the facility, located in Anhui Province will likely receive the permits for construction soon.

The significant increase in total assets has further enhanced Hanfeng's financial leverage. In addition, Hanfeng's construction record and proven profitability have attracted local banks to provide not only low cost working capital loans, but also construction loans to fuel Hanfeng's future expansion plans.

3. Liquidity and capital resources

(In thousand except for ratios)	December 31, 2007	December 31, 2006
Current ratio *	3.8 : 1	1.6 : 1
Cash & cash equivalents	28,690	2,104
Working capital	91,089	10,936
Total assets	207,641	108,072
Total debt	32,793	22,943
Loans payable (current portion)	26,383	13,492
Total equity	174,848	85,129
Debt / Equity **	19%	27%

* Current ratio = Current Assets / Current Liabilities

** Debt to Equity = Total Debt / Total Equity

Accounts receivable, inventory, prepaid inventory, accounts payable and accrued liabilities, and advances from customers all increased as a result of increased fertilizer production and sales. Income tax payable remained the same level as last year because the continuing operations were not subject to any income taxes in 2007.

Cash used in operating activities increased from $9.4 million to $27.1 million mainly due to an investment by Hanfeng in raw materials inventory and prepaid inventory at the end of the current year based on the significant production increase. Hanfeng has utilized a portion of its excess cash to purchase (or prepay) raw materials ahead of anticipated price increases.

Cash from financing activities was mainly composed of $80.6 million proceeds from share subscription agreements by Agrium and PetroChina in April 2007. In 2007, Hanfeng paid off all loans from the prior year and set up various loans to fund its working capital needs. As of December 31, 2007, the total outstanding balance was $26.4 million. Hanfeng utilizes its excess cash held in Canada, as well as various plant buildings in China as security for these loans. These loans have maturity dates in mid 2008 and Hanfeng has been granted an option to renew them under the similar conditions.

Cash used in investing activities mainly consisted of $10.5 million used to finish the construction of the Heilongjiang tower plant, blending plant and the sulfur coated compound fertilizer plants. All projects have been completed on time and on budget.

Hanfeng believes based on its profitable track record and attractive growth opportunities, it can fund its future expansion and working capital through a variety of sources, including cash from operations, bank debts and equity financing.

4. Financial Instruments and Other Instruments

Hanfeng does not have very complex financial instruments. In 2007, with the adoption of the new accounting standards, Hanfeng designated its cash and short term investments as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized costs. Loans payable, accounts payable and accrued liabilities are classified as other financial liabilities which are measured at amortized cost, using the effective interest rate method. As a result, the deferred financing cost account has been netted against the loan payable account on the balance sheet as of January 1, 2007. In April 2007, when the relevant loan was fully repaid, the related deferred financing cost was expensed as "fee related to loans" on the income statements of that period.

The various risks related to these financial instruments, including foreign currency risk, interest rate risk, concentration of credit risk and liquidity risk have been disclosed in details in the notes to financial statements.

Most of the foreign exchange risk of the Company related to the accounts receivables, cash and equivalents, and loan payables held by the subsidiaries in RMB. As the Company's subsidiaries in China are considered self-sustaining, any impact on these financial instruments due to the foreign exchanges fluctuation have been recognized as "cumulated other comprehensive loss", not to net income, until Hanfeng decides to withdraw its investment in China.

Interest rate risk is mostly resulted from bank loans. Hanfeng does not have program to mitigate this risk mainly due to its short term in nature (for working capital purposes).

Hanfeng has minimal concentration of credit risk and liquidity risk.

5. Contractual Obligations

in thousands Cdn	Total	2008
Bank debt repayment	$26,383	26,383
Lease obligations	$39	$39

Hanfeng does not have off-balance sheet arrangements.

6. Capital structure

As at March 6, 2008, the date of this report, there were

- 61.3 million common shares outstanding
- 0.7 million options outstanding, with a weighted average exercise price of $2.76.

China laws require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund every year until such a fund has reached 50% of the Company's registered capital or $125 million. The law allows the funds in the reserve to be distributed to shareholders at the wind up of the reserve. The reserve has been included in the retained earnings on the balance sheet. The total reserve of the Company at December 31, 2007 is $30.4 million RMB (Cdn. $4.3 million).

7. Related Party Transactions

In 2007, Hanfeng paid nil in consulting fees to directors versus $30,000 in the prior year. The prior year's fee is determined based on fair market value for actual work performed by the directors. Hanfeng has no on-going obligations to pay consulting fees to its directors.

As at December 31, 2006, the Company had an outstanding loan in the amount of $20,274 receivable from the minority shareholder of Nigeria Hanfeng, a subsidiary of Hanfeng. The loan was used to fund the initial marketing expenses of the Company. There was no loan outstanding at the end of 2007 and Hanfeng has no on-going obligation for any such loans.

8. Changes in accounting policies including initial adoption

In 2007, Hanfeng adopted the following accounting new standards CICA Handbook Section 1530 - Comprehensive Income, Section 3251 - Equity, Section 3855 – Financial Instruments: recognition and Measurement, Section 3865 – Hedges, Section 3862 - Financial Instruments: Disclosures, Section 3863 - Financial Instruments: Presentation, Section 3031 - Inventories, and Section 1535 - Capital Disclosures. For details please refer to the note to financial statements.

In February 2008, CICA released Section 3064 – Goodwill and Other Intangible Assets, which is required to be adopted for fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of this new section on the consolidated financial statements and will adopt the sections commencing fiscal 2009.

9. Disclosure Controls and Internal Controls over Financial Reporting

The Company's disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. The Company's management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2007, and has concluded that such disclosure controls and procedures are effective.

The Company's management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, are also responsible for establishing and maintaining internal control over financial reporting. These controls were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

10. Risks

There are a number of risk factors that could materially affect the earnings and financial condition of Hanfeng, which include but are not limited to the risk factors set out below.

A. RISKS ASSOCIATED WITH CHINA

Hanfeng's subsidiaries ("Subsidiaries") carry on their business in China and Hanfeng derives most of its profit from the activities of the Subsidiaries. As such, Hanfeng's results of operations, financial position and prospects are subject to a significant degree to economic, political, social and legal developments in China.

The Chinese economy differs from the economies of most developed countries in a number of respects, including:

- its structure;
- the level of government involvement;
- the level of development;
- the control of foreign exchange; and
- the allocation of resources.

B. Tax Practices

Hanfeng pays income taxes based on a combination of local and federal tax incentives. There can be no guarantee that this favorable tax treatment will continue following the applicable exemption periods, or at all. Effective January 1, 2008, China has officially removed tax incentives provided to foreign invested enterprises and has created a unified tax rate for both foreign companies (such as Hanfeng) and private Chinese companies. As the new adoption will be implemented gradually, a complete understanding of such reform may take time and is subject to further interpretive rules to be issued by the Chinese authorities. This could create uncertainty related to tax matters for Hanfeng.

C. Protection of Intellectual Property Rights

Intellectual property rights in China are still developing, and there are uncertainties involved in their protection and the enforcement of such protection. Hanfeng will need to pay special attention to protecting its intellectual property and trade secrets. Failure to do so could lead to the loss of a competitive advantage that could not be compensated by a damages award.

D. Foreign Exchange Risk

As Hanfeng reports financial results in Canadian dollars but earns most of its revenue in RMB, growth rates reported in Hanfeng's financial statements could be negatively impacted by an increase in the Canadian dollar relative to the RMB.

On July 21, 2005, the Chinese government announced the revaluation of RMB, increasing its value by approximately 2.1 % against the US dollar and moving the peg from the US dollar to a basket of currencies. Such a change is believed to be generally positive for Hanfeng since most of its revenues are earned in RMB and most of its assets are held in RMB.

As Hanfeng's production volume increases in China, it is expected that more revenue from outside of China will be generated in the future. The appreciation of RMB against the US dollar may have a negative impact on such revenue.

E. Risks Associated with Expansion

The success of Hanfeng's expansion strategy will depend on a number of factors. There can be no assurance that Hanfeng will be able to achieve planned growth. There can be no assurance that Hanfeng's expansion strategy will be successful, that modifications to its strategy will not be required or that Hanfeng will be able to effectively market and/or manage and enhance profitability. Hanfeng may experience periods of rapid growth including increased staffing levels. Such growth could place a significant strain on its management, operational, financial and other resources. Hanfeng's ability to manage its growth effectively will require it to develop its management information systems capabilities and improve its operational and financial systems. Moreover, Hanfeng will need to train, motivate and manage its employees and attract senior managers and technical professionals. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with

Hanfeng's business could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

Hanfeng has targeted the slow and controlled release fertilizer markets primarily in China. There can be no assurance that this market will develop and, given Hanfeng's limited experience and operating history in this market, that Hanfeng's investment and efforts in this market will be successful. As a result, not all production capacity may be utilized or sold. Failure to succeed in the slow and controlled release fertilizer market in China may adversely affect Hanfeng's future business, financial condition and operating results.

F. FUTURE CAPITAL REQUIREMENTS/ CHINESE MONETARY POLICY

Hanfeng's future capital requirements will depend upon many factors, including the expansion of its sales and marketing efforts and the status of competition, if any. There can be no assurance that any additional financing will be available to Hanfeng on acceptable terms, or at all. Lending may be obtained from Canadian banks, Chinese banks or other debt markets.

The Company has loans outstanding, including revolving credit facilities subject to annual renewal. There is no assurance that the Company's business will generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, in which case the Company may seek additional financing, dispose of certain assets or seek to refinance some or all of its debt. There is no assurance that renewal of the revolving line of credit or obtaining additional financing, refinancing or asset disposals could be effected, if at all, on satisfactory terms. This could materially adversely affect the Company's financial position.

Although Chinese banks are in the midst of reform, the basis on which they can lend money is not transparent and they do not often lend money to foreign invested enterprises. Obtaining financing from a Chinese bank will, to a certain extent, involve leveraging personal relationships. There is no guarantee that Hanfeng will have the right relationships if and when it requires further financing. Recently the Chinese government has articulated the need to try and control the rate of economic growth in China and has set out stricter lending policies. This too could affect Hanfeng's ability to obtain future bank financing.

If additional funds are raised by issuing equity securities, further dilution to the existing stockholders may result. If adequate funds are not available, Hanfeng may be required to delay, scale back or eliminate its programs. Accordingly, the inability to obtain such financing could have a material adverse effect on Hanfeng's business, financial condition and results of operations.

G. COMPETITION

Hanfeng expects to encounter competition from other entities having a business objective similar to its own. Many of these entities are well established and have extensive experience in connection with identifying and effecting business acquisitions directly or through affiliates. Many of these competitors possess greater financial, technical, personnel and other resources than Hanfeng and there can be no assurance that Hanfeng will have the ability to compete successfully. Competitors may introduce technological innovation in Hanfeng's business, resulting in increased competitive pressures. Hanfeng's financial resources will be relatively limited when contrasted with those of many of their competitors. Although Hanfeng's projections assume that the industry will generate competition, there can be no assurances on how any level of competition may impact the future revenues of Hanfeng. China can be a fiercely competitive market and small price differentials between otherwise competitive goods and services can make an enormous difference to the consumer.

H. RELIANCE ON THE CHINESE MARKET

Currently most of Hanfeng's products and services are sold in China, and it is anticipated that this will continue to be the case. Any events resulting in an adverse impact on the Chinese economy will have an adverse effect on Hanfeng's profitability and prospects unless it is able to divert its sales to markets outside China.

I. WEATHER CONDITIONS AND NATURAL DISASTERS

Weather conditions affect the demand for Hanfeng's products and the availability of raw materials and other inputs. For example, weather conditions such as floods, drought or frost can cause crop failures, which in turn affect the demand for fertilizer and seeds. The occurrence of any such event may adversely affect Hanfeng's business, financial condition and results of operations.

J. SEASONALITY

Hanfeng is exposed to some seasonality risk due to factors including, but not limited to, the nature of its products, weather conditions, and the buying patterns of major customers. These potential seasonality factors should also be considered together with the growth of the business. While some factors are not within its control, Hanfeng can mitigate the risk by negotiating purchasing times with major customers, and establishing a sales network across the country to cover different regions and weather conditions.

11. Outlook

At the time of this report, Hanfeng announced its plan to expand its product distribution and fertilizer blending capabilities in China. Since establishing the first commercial scale slow and controlled release fertilizer production in China, demand for Hanfeng's products has outpaced output from the Company's rapidly growing production base. With the establishment of the National Standard for SCU and SCU blended products, using Hanfeng's SCU as the model, and the increased demand generated by more than three years of field trials with large-scale state-owned farms and provincial Academies of Agricultural Science in more than 20 provinces of China, Hanfeng proposes to further its exceptional track record of growth by expanding its downstream capabilities.

Under its distribution model, Hanfeng will select qualified regional distributors from its network using a selection criteria based on location, scale, government affiliation, technical capability, and ownership. The qualified distributors will be converted into Hanfeng's exclusive shops and managed directly by Hanfeng's regional managers.

Hanfeng has selected five initial regions for the distribution expansion: Harbin, Heilongjiang Province; Beijing; Xi'an, Shaanxi Province; Weifang, Shandong Province, and Huizhou, Guangdong Province.

To support the product inventory requirements, Hanfeng will provide the core slow-release material, contract qualified conventional fertilizer producers around the target regions to provide other auxiliary materials, and designate qualified manufacturers to blend the materials under Hanfeng's brand and its supervision. The finished products will be delivered directly to the Hanfeng Sales Centre and to the area distributors. The localized production structure enables Hanfeng to adjust product types and distribution focus according to the market demand in a timely manner as well as save significantly on production and shipping costs. In addition, by leveraging others production ability, Hanfeng has further reduced its investment risk while accelerating its market share expansion.

Previously Hanfeng had focused on the core slow release fertilizer production, however due to restricted supply as we continue to ramp up production, Hanfeng have been forced to limit sales to immediate regions surrounding our facilities. With the expansion into distribution, Hanfeng have the opportunity to rapidly increase its sales tonnage and market share by leveraging the blending of its products with production from local producers. On average roughly 10 to 30 percent of coated slow release fertilizers can be blended with conventional fertilizer to provide the best economic return for farmers. This means Hanfeng's current capacity of 250,000 tonnes of coating products can potentially turn into 1 million tonnes of end products, which will be sold through Hanfeng's own network.

The Company expects to begin the roll out its distribution network beginning in 2008. Hanfeng will fund the required additional working capital though a combination of internally generated cash flow and bank debt.

By expanding its product distribution and fertilizer blending capabilities, Hanfeng not only increases its sales and net income, but also significantly enhances its exposure to both end-users and potential joint venture partners. Hanfeng sees this as the logical first step in its next phase of growth as establishing a distribution will create demand from a broader customer base and support the Company's long term production expansion plans.,

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